
11005819

Received SEC

APR 1 8 2011

Washington, DC 20549

2010 ANNUAL REPORT


RailAmerica

RailAmerica, Inc., is a leading owner and operator of short-line and regional freight railroads in North America, operating a portfolio of 40 railroads with 7,300 track miles in 27 states and three Canadian provinces. Our short-line railroads are an essential link between customers and North America's Class I railroads – typically hauling the first or last mile of transcontinental or long-distance moves. We connect shippers, manufacturers and receivers to the national rail network. In most cases, RailAmerica is the only provider of rail transportation available at a customer's location. Ancillary services available to customers include car storage, switching, car repair and real estate services. In 2010, RailAmerica expanded its railroad construction activities with its acquisition of Atlas Railroad Construction Company.





Dear Shareholders:


John Giles, President & CEO

The year 2010 was a strong one for RailAmerica. As the economy began to recover, we experienced both year-over-year carload growth and improved financial performance. For the year, revenues increased 15 percent, carloads were up 4 percent and operating income rose 21 percent on a comparable basis.* Pricing improvements, operating efficiencies, growing non-freight services, and additional volume contributed to the results. We also expanded our services in 2010 with the acquisition of Atlas Railroad Construction Company. RailAmerica ended the year with more than $150 million in cash after redeeming $74 million of our senior notes and acquiring Atlas for $24 million.

Our growth and financial performance have been driven by our diversity, culture of continuous improvement, and disciplined approach to corporate development.

Strength in Diversity

The diversity of our business portfolio is a major company strength. We own and operate railroads throughout North America, and we move a variety of commodities. In addition, we offer our customers a wide range of non-freight services, including car storage, contract switching, car leasing, car repair, engineering services and real estate management. By leveraging our rail expertise, existing infrastructure and relationships with new and existing customers, RailAmerica has grown its non-freight revenue to $101 million, up more than 80 percent from 2006.

* See the Operating Performance chart for a reconciliation to GAAP.


RailAmerica





$480
$61
$419
$508
$68
$440
$426
$81
$345
$490
$101
$389
500
450
400
350
300
2007
2008
2009
2010
REVENUE In Millions
Non-Freight Revenue
Freight Revenue

We proudly acquired the Atlas Railroad Construction Company in July, greatly expanding our non-freight offerings. An established leader in railroad engineering and construction services, Atlas increases our presence in the infrastructure side of the railroad business. We expect railroad construction services to experience unprecedented growth throughout the next decade as freight railroads upgrade tracks to meet increased demand and as passenger operators add services.



Our growth and financial performance have been driven by our diversity, culture and corporate development.



One example of the growing interest in national rail infrastructure is the federal funding available to states for high-speed rail initiatives. Our New England Central Railroad (NECR) benefited from such funding when the State of Vermont received a $50 million grant award under the High-Speed Intercity Passenger Rail Program. NECR hosts Amtrak's Vermonter passenger service on 237 of its miles, making NECR eligible for funds to upgrade track, install new crossties and improve highway-rail grade crossings.


3889
502
CENR 502

RailAmerica is a wide-reaching company – thousands of track miles, hundreds of customers, 40 railroads, a dozen commodity groups, and several ancillary services. Across these diverse numbers, our people work together every day to improve our operations.

Culture of Continuous Improvement

RailAmerica's embrace of continuous improvement can be seen in two multi-year transformational initiatives. The first is Project Horizon, which couples standardized best practices with a new back-office automation platform. More than half of our properties have been through the Project Horizon process, which results in improved efficiencies and customer-service levels through the automation of billing, ordering and shipment tracking. In addition, we've finished the first phase of Project Tiempo, the automation of time-and-attendance processing. The second phase, automated payroll processing, has just begun.



Our people work together every day to improve operations.

OPERATING PERFORMANCE
$ In Thousands

	2007	2008	2009	2010
Total Revenue	$479,920	$508,466	$425,774	$490,291
Operating Income*	$66,960	$87,771	$77,971	$94,727
Operating Ratio*	86.0%	82.7%	81.7%	80.7%
Net gain (loss) on sale of assets	$27	($1,723)	$25,839	$2,191
45G benefit	-	-	$16,656	$17,589
IPO Charge	-	-	($6,261)	-
Operating Income, reported	$66,987	$86,048	$114,205	$114,507
Operating Ratio, reported	86.0%	83.1%	73.2%	76.6%

*Excluding 45G benefit, asset sales & IPO charge







SAFETY PERFORMANCE
RA FRA Reportable Train Accidents*
50
40
30
20
48
44
34
30
2007
2008
2009
2010
RA FRA Reportable Personal Injuries*
40
30
20
10
41
26
23
27
2007
2008
2009
2010

* Includes Canadian railroads
FRA = Federal Railroad Administration

We remain committed to safety – the safety of colleagues, customers and communities. Adopting best practices in this area has resulted in an admirable safety record. Our progress has been good, but not good enough. We, as an organization, have the potential to significantly improve our safety performance, and I am challenging the entire company to re-energize around being a world-class leader in safety. No injury or accident is acceptable.

We are committed to the safety of colleagues, customers and communities.



Dedication to Growth & Productivity

Acquisitions are one of my personal strategic priorities for company growth. Last year, we built a strong team dedicated to corporate development. In addition to acquiring Atlas, we secured two long-term operating agreements. Our Indiana Southern Railroad was contracted in April by the Perry County Port Authority in Indiana to provide management services for the Hoosier Southern Railroad. RailAmerica entered into an agreement in October with Canadian Pacific Railway to operate a portion of the Ottawa Valley Railroad, a property previously leased by RailAmerica. These are important successes and we are proactively evaluating numerous opportunities while remaining disciplined in the deployment of our capital.



Building on the achievements of 2010, RailAmerica is positioned for even greater success as the economy continues to strengthen. The company remains focused on safety, top-line growth, productivity and effective capital deployment. Our philosophy of continuous improvement encourages employees throughout RailAmerica to build a better company by identifying ways to enhance their work environment and the customer experience.



Last year, we built a strong team dedicated to corporate development.

I am proud of our accomplishments and look forward to great things ahead in 2011. On behalf of our employees and management team, thank you for your interest in and ownership of RailAmerica.

Sincerely,

John Giles

President & CEO, RailAmerica, Inc.

COMMODITIES HAULED

2010 Freight Revenue $388.7 Million



Agricultural Products $64.0 million
Chemicals $59.0 million
Coal $39.9 million
Metallic Ores and Metals $37.8 million
Pulp, Paper and Allied Products $37.4 million
Non-Metallic Minerals and Products $34.7 million
Food or Kindred Products $28.0 million
Forest Products $27.0 million
Waste and Scrap Materials $23.8 million
Petroleum $19.5 million
Other $10.9 million
Motor Vehicles $6.7 million
16%
15%
10%
10%
10%
9%
7%
7%
6%
5%
3%
2%



RailAmerica

RailAmerica operates railroads in 27 U.S. states and 3 Canadian provinces.



Alabama & Gulf Coast Railway


Arizona & California Railroad

Atlas Railroad Construction

Bauxite & Northern Railway


California Northern Railroad


Cape Breton & Central Nova Scotia Railway


Carolina Piedmont Railroad


Cascade & Columbia River Railroad


Central Oregon & Pacific Railroad

Central Railroad of Indiana


Central Railroad of Indianapolis


Chesapeake & Albemarle Railroad


Chicago, Fort Wayne & Eastern Railroad


Connecticut Southern Railroad


Dallas, Garland & Northeastern Railroad



Eastern Alabama Railway


Goderich-Exeter Railway


Grand Rapids Eastern Railroad


Hoosier Southern Railroad


Huron & Eastern Railway

Indiana and Ohio Railway


Indiana Southern Railroad


Kiamichi Railroad


Kyle Railroad


Massena Terminal Railroad


Michigan Shore Railroad


Mid-Michigan Railroad


Missouri & Northern Arkansas Railroad


New England Central Railroad


North Carolina & Virginia Railroad


Ottawa Valley Railway


Otter Tail Valley Railroad


Point Comfort & Northern Railway


Puget Sound & Pacific Railroad


Rockdale, Sandow & Southern Railroad


San Diego & Imperial Valley Railroad


San Joaquin Valley Railroad


South Carolina Central Railroad


Southern Ontario Railway

Texas Northeastern Railroad


Toledo, Peoria & Western Railway



Ventura County Railroad

RailAmerica Corporate Headquarters

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010, or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____ to _____

Commission file number 001-32579

RAILAMERICA, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	65-0328006 (I.R.S. Employer Identification No.)
7411 Fullerton Street, Suite 300, Jacksonville, Florida (Address of principal executive offices)	32256 (Zip Code)

Registrant's telephone number, including area code: (800) 342-1131

Securities Registered Pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, $.01 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at the close of business on June 30, 2009 was $228,803,600 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's Common Stock, $.01 par value per share, as of March 3, 2011 was 55,258,060.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

TABLE OF CONTENTS

Certain statements in this Annual Report on Form 10-K and other information we provide from time to time may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future events and financial performance. Words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "may," "will," "would," "could," "should," "seeks," "estimates" and variations on these words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance that its expectations will be attained. Accordingly, you should not place undue reliance on any forward-looking statements contained in this report. Factors that could have a material adverse effect on our operations and future prospects or that could cause actual results to differ materially from our expectations include, but are not limited to, prolonged capital markets disruption and volatility, general economic conditions and business conditions, our relationships with Class I railroads and other connecting carriers, our ability to obtain railcars and locomotives from other providers on which we are currently dependent, legislative and regulatory developments including rulings by the Surface Transportation Board or the Railroad Retirement Board, strikes or work stoppages by our employees, our transportation of hazardous materials by rail, rising fuel costs, goodwill assessment risks, acquisition risks, competitive pressures within the industry, risks related to the geographic markets in which we operate; and other risks detailed in our filings with the Securities and Exchange Commission ("SEC"). In addition, new risks and uncertainties emerge from time to time, and it is not possible for us to predict or assess the impact of every factor that may cause our actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. Except where the context otherwise requires, the terms "RailAmerica," "we," "us," or "our" refer to the business of RailAmerica, Inc. and its consolidated subsidiaries.

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a leading owner and operator of short line and regional freight railroads in North America, operating a portfolio of 40 individual railroads with approximately 7,300 miles of track in 27 U.S. states and three Canadian provinces. Our railroad portfolio represents an important component of North America's transportation infrastructure, carrying large quantities of freight for a highly diverse customer base. In 2010, our railroads transported over 860,000 carloads of freight for approximately 1,500 customers, hauling a wide range of products such as farm and food products, lumber and forest products, paper and paper products, metals, chemicals and coal.

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. On February 14, 2007, we were acquired by RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress Investment Group LLC ("Fortress"). On October 16, 2009, we completed an initial public offering. During the period from our formation until today, we have grown both through the expansion of the traffic base on our existing railroads and through acquisitions of additional North American railroads.

Our Internet website address is www.railamerica.com. We make available free of charge, on or through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also make available on our website other registration statements, prospectuses, and reports filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including proxy statements and reports filed by officers and directors under Section 16(a) of the Exchange Act. These filings may be found by selecting the option entitled "SEC FILINGS" in the "INVESTOR RELATIONS" section on our website. Additionally, our corporate governance guidelines, board committee charters, code of business conduct and ethics and code of ethics for principal executive and senior financial officers are available on our website and in print to any stockholder who requests them. Information contained in or connected to our website is not part of this report.

BUSINESS STRATEGY

We plan to grow our revenue, cash flow and earnings by employing the following growth strategies:

Growing freight revenue: We are focused on growing our freight revenue by seeking new business opportunities at our individual railroads and by centralizing key commercial and pricing decisions. We believe that shippers often seek to locate their operations on short lines because of possible access to multiple Class I railroads and the resulting negotiating leverage it affords them. To this end, our commercial team actively solicits customers to locate their manufacturing and warehousing facilities on our railroads. We also seek to generate new business by converting customers located on or near our railroads from other modes of transportation to rail. Members of our senior management team have significant prior experience in the marketing departments of both Class I and short line railroads. Additionally, by centralizing and carefully analyzing pricing decisions based on prevailing market conditions and competitive analysis, we leverage our expertise in setting rates for freight services.

Expanding our non-freight services and revenue: We intend to continue to expand and grow the non-freight services we offer to both our rail customers and other parties. Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer's facility), storing customers' excess or idle railcars on inactive portions of our rail lines, third party railcar repair, engineering infrastructure services and demurrage. These services leverage our existing customer relationships and generate additional revenue at attractive margins with minimal capital investment. We also seek to grow our revenue from non-transportation uses of our land holdings such as land leases, crossing or access rights, subsurface rights, signboards and cellular communication towers, among others. These sources of revenue are an important area of focus by our management as such revenue has minimal associated operating costs or capital expenditures and represents a recurring, high margin cash flow stream.

Pursuing opportunistic acquisitions: The North American short line and regional railroad industry is highly fragmented, with approximately 556 short line and regional railroads operating approximately 45,200 miles of track. We believe that opportunistically acquiring additional short line and regional railroads, or other railroad-related or transportation-related businesses, will enable us to grow our revenue and achieve a number of additional benefits including, among others, expanding and enhancing our services, further diversifying our portfolio and achieving economies of scale by leveraging senior management experience and corporate costs over a broader revenue base.

Continuing to improve operating efficiency and lowering costs: We continue to focus on driving financial improvement through a variety of cost savings initiatives. To identify and implement cost savings, we have organized our 40 railroads into five regional groups which, in turn, report to senior management where many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized. We believe that this strategy enables us to achieve cost and pricing efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. To date, we have implemented a number of cost savings initiatives broadly at all of our railroads targeting safer operations, lower fuel consumption, more efficient equipment utilization and lower costs for third party services, among others, and continue to be extremely focused on ongoing opportunities to further reduce our costs.

INDUSTRY OVERVIEW

The North American economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of North America's freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis. With a network of over 139,000 miles of track in the U.S., railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals.

Industry Structure

According to the Association of American Railroads ("AAR"), there are 563 railroads in the United States operating over 139,000 miles of track. The AAR classifies railroads operating in the United States into one of three categories based on the amount of revenues and track-miles. Class I railroads, which are individual railroads with over $378.8 million in revenues in 2009, represent approximately 93% of total rail revenues. Regional and local/short line railroads operate approximately 45,200 miles of track in the United States. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. Regional and local/short line railroads combined account for approximately 7% of total industry rail revenues.

Classification of Railroads	Number	Aggregate Miles Operated	% of Revenue	Revenues and Miles Operated in 2009
Class I (1)	7	93,921	93%	Over $378.8 million
Regional	23	12,804	3%	$30.3 to $378.8 million and/or 350 or more miles operated with a minimum revenue of $20 million
Local/Short line	533	32,393	4%	Less than $30.3 million and/or less than 350 miles or more than 350 miles and less than $20 million in revenue
Total	563	139,118	100%	

(1) Includes CSX Transportation, BNSF Railway Co., Norfolk Southern, Kansas City Southern Railway Company, Union Pacific, Canadian National Railway and Canadian Pacific Railroad Co.

Source: Association of American Railroads, *Railroad Facts, 2010 Edition.*

Class I railroads operate across many different states and concentrate largely, though not exclusively, on long-haul, high density intercity traffic lanes. The six largest railroads in North America are BNSF Railway, Union Pacific, Norfolk Southern, CSX Transportation, Canadian National Railway, and Canadian Pacific Railroad Company. Regional railroads typically operate 400-650 miles of track and provide service to selected areas of the country, mainly connecting neighboring states and/or economic centers. Typically short line railroads serve as branch lines connecting customers with Class I railroads. Short line railroads have more predictable and straightforward operations as they generally perform point-to-point service over short distances, without the complex networks associated with the large Class I railroads.

Use of regional and short line railroads is largely driven by interchange traffic between carriers. In many cases, a short line will originate the freight transport and hand off to a Class I railroad which will transport the freight the majority of the distance, usually hundreds or thousands of miles. The Class I railroad will then drop the freight off with a short line, which provides the final step of service directly to the customer. Most short line railroads depend on Class I traffic for a substantial portion of their revenue. Our portfolio of 40 railroads is a mix of regional and short line railroads.

Regional and Short line Railroads

Short lines and regional railways have always been a part of the rail industry in North America. In the 1800's, most North American railroads were constructed to serve a local or regional interest. Today's Class I railroads are descended from hundreds of short lines and regionals that came together in successive waves of consolidation.

During the 1980's the number of regional and short line railroads increased dramatically. Deregulation of U.S. railroads simplified abandonment and sales regulations, allowing the major carriers to gain many of the savings of abandonment while preserving the traffic on the rail lines. Carriers created through this divestiture process now account for the majority of regional and short line railroads. Short line and regional railroads today serve important roles in moving freight within their service areas and function as a critical traffic "feeder" network for the Class I railroads.

Over the past decade, the number of regional and short line railroads has remained relatively constant. While some new entrants were formed through spin-offs or divestitures of Class I railroads, they have generally been offset by other existing regional and short lines either exiting the business or being merged with or acquired by other railroads. With the growth of multi-carrier holding companies, the number of operators of regional and short line railroads has decreased. The consolidation brought on by multi-carrier holding companies has induced a number of shippers with private railroads to sell those railroads to the major short line operators. Similarly, Class I railroads sell and lease rail lines to smaller rail entities in order to address a range of issues impacting costs and productivity.

RAIL TRAFFIC

Revenue Model

We generate freight revenue under three different types of service, which are summarized below.

Service Type	Description	% of Freight Revenue
Interchange	Freight transport between a customer's facility and a connection point with a Class I railroad	87%
Local	Freight that both originates and terminates on the same line	4%
Bridge	Freight transport from one connecting Class I railroad to another	9%

For the majority of our customers, our railroads transport freight between a customer's facility or plant and a connection point ("interchange") with a national Class I railroad. Each of our 40 railroads connects with at least one Class I railroad, and in many cases connects with multiple Class I railroads. Interchange circumstances vary by customer shipping needs with freight either (i) originating at the customer's facility (such as a coal mine, an ethanol production plant or a lumber yard) for transport by the Class I railroad via the interchange to other North American destinations or ports or (ii) received from the Class I interchange and hauled to a customer's plant where the freight is subsequently consumed or stored (such as a coal-burning power generation plant). In other cases, a RailAmerica rail line transports freight that both originates and terminates on the same line, which is referred to as "local" traffic, or provides a pass-through connection between one Class I railroad and another railroad without the freight originating or terminating on the line, which is known as "bridge" traffic.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Contracts and arrangements vary in terms of duration, pricing and volume requirements. Because we normally provide transportation for only a segment of a shipment's total distance, with the Class I railroad carrying the freight the majority of the distance, as a convenience, customers are generally billed once for the movement of their freight, typically by the Class I carrier, for the total cost of rail transport. The Class I railroad is obligated to pay us in a timely manner upon delivery of service regardless of whether or when the Class I railroad actually receives the total payment from the customer.

Our railroads are often integrated into a customer's facility and serve as an important component of that customer's distribution or input. In many circumstances, our customers have made significant capital investments in facilities on or near our railroads (as in the case of electric utilities, industrial plants or major warehouses) or are geographically unable to relocate (as in the case of coal mines and rock quarries). The quality of our customers and our level of integration with their facilities provide a stable and predictable revenue base.

Freight Revenue

Commodities

Products hauled over our network include a dozen major commodity groups, such as coal, forest products, chemicals, agricultural products, food products, metallic ores and metals, and petroleum products. Agricultural products traffic represented the largest contributor to freight revenue at 16% in 2010. The top ten commodities represented approximately 95% of total freight revenue earned in 2010.

	Year ended December 31, 2010			Year ended December 31, 2009		
	Freight Revenue	Carloads	Average Freight Revenue per Carload	Freight Revenue	Carloads	Average Freight Revenue per Carload
	(Dollars in thousands, except average freight revenue per carload)					
Agricultural Products	$ 63,999	132,952	$ 481	$ 56,458	126,683	$ 446
Chemicals	59,038	96,105	614	47,475	82,083	578
Coal	39,880	178,735	223	36,914	178,028	207
Metallic Ores and Metals	37,825	66,626	568	23,819	41,602	573
Pulp, Paper and Allied Products	37,379	65,308	572	32,339	62,816	515
Non-Metallic Minerals and Products	34,646	80,376	431	31,622	75,766	417
Food or Kindred Products	28,027	56,812	493	25,386	52,298	485
Forest Products	27,017	47,048	574	26,698	46,999	568
Waste and Scrap Materials	23,765	57,121	416	20,232	53,706	377
Petroleum	19,542	41,952	466	19,433	41,960	463
Other	10,937	29,883	366	17,737	49,613	358
Motor Vehicles	6,694	11,553	579	6,454	17,458	370
Total	$ 388,749	864,471	$ 450	$ 344,567	829,012	$ 416

Customers

In 2010, we served approximately 1,500 customers in North America. Although most of our North American railroads have a well-diversified customer base, several smaller rail lines have one or two dominant customers. In 2010 and 2009, our 10 largest customers accounted for approximately 18% and 20% of our freight revenue, respectively, with no individual customer accounting for more than approximately 5% of freight revenue.

Pricing

Our contracts typically stipulate either inflation-based or market-based pricing. Market-based pricing is based on negotiated rates. Pricing and escalation terms for these contracts are negotiated prior to the signing or renewal of a contract. This type of pricing provides us the ability to price contracts at prevailing market rates. Inflation-based pricing is based on a fixed revenue per carload with inflation-based escalators. This type of pricing is common for "handling line" railroads where the contract is with an interchanging Class I railroad. These contracts are typically long-term and were often entered into at the time the short line was purchased from the Class I.

We operate fuel surcharge programs that vary by railroad and by customer. The goal of these programs is to offset the majority of fuel price increases by charging customers a fuel surcharge on top of their regular contracted rates. Fuel surcharge programs are typically either revenue-based or mileage-based. Revenue-based programs charge a surcharge based on additional revenue per carload while mileage-based programs charge a surcharge based on miles hauled. Both programs charge their surcharge based on fuel price per gallon above a threshold price. Approximately 75% of fuel price increases are offset directly by fuel surcharges, while additional cost recovery is obtained through increases in revenue per carload upon contract renewal or regular rate updates.

Contracts

A substantial portion of our freight revenue is generated under contracts and similar arrangements with either the customers we serve or the Class I railroads with which we connect. Approximately 68% of our total freight revenue is generated under contracts. Individual contracts vary in terms of duration, pricing and volume requirements, but can generally be categorized as follows:

Contracts directly with customers/shippers: In many cases, our individual railroads maintain a contract with the customer that they directly serve. Typically the customer has significant rail infrastructure within its facility and is a major shipper or receiver of industrial freight. Contracts stipulate the term and pricing mechanics and often include minimum customer volume requirements with liquidated damages paid to us to the extent volumes fall below certain levels. In general, these contracts are one to three years in length, although in certain instances the term can be longer.

Contracts directly with Class I railroads: In these cases, our individual railroads act as an agent for the connecting Class I railroad, with the Class I railroad typically maintaining a contract directly with the customer/shipper for the entire length of haul.

The Class I railroad pays us upon providing the service for its portion of the total haul, and the Class I railroad pays us regardless of whether the customer pays the Class I which results in low credit exposure and timely payment. These contracts are typically long-term in nature with an average duration of approximately 25 years.

Published rate, no contract: In the remaining cases, our individual railroads generate freight revenue using quoted revenue per carload based on the type of freight service and market environment. In all instances this revenue is generated directly from customers and shippers. Rates can typically be adjusted as market conditions merit although some of our larger customers often request a private rate that provides more price certainty over a longer period of time. While we do not serve customers under signed contracts in these cases, we have longstanding relationships with our customers and in many instances we are the only rail carrier at that customer's facility. Moreover, the heavy nature of the freight shipped by the customer and/or the long distances carried competitively positions us favorably versus other modes of transportation.

Non-Freight Revenue

In addition to providing freight services, we also generate non-freight revenue from other sources such as railcar storage, demurrage, engineering infrastructure services, leases of equipment to other users (including Class I railroads), and real estate leases and use fees. Right-of-way income is generated through crossing licenses and leases with fiber optic, telecommunications, advertising, parking and municipal users. These sources of revenue and value are an important area of focus by our management as revenue from real estate and right-of-way has minimal associated operating costs or capital expenditures and represents a recurring, stable cash flow stream.

Competition

Railroads compete against each other and other forms of freight transportation based on cost, location and service. The cost of transporting goods and services via different forms of freight transportation is a major factor in determining which means of transportation a shipper will utilize. With respect to location, potential customers often experience geographic constraints that significantly impact the relative freight transportation costs of different alternatives. For example, a shipper can be constrained by railroad's trackage, accessible waterways, access to pipelines and proximity to major highways. As a result, short line and regional railroad operators often evaluate the feasibility of other forms of freight transportation available to a customer when developing their rate and service offerings.

Some short line and regional railroad customers have multiple forms of freight transportation available. Depending on circumstances, truck, water, or other railroads may be competitive alternatives for a shipment. In such instances, customers will compare both the relative costs, reliability of on-time delivery and quality of service when determining what mode(s) of transport to use.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter-century. Since deregulation in 1980, the railroad industry has continually improved its cost structure compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation and a single train can haul the equivalent of up to approximately 280 trucks. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2009 where the equivalent gallon of fuel moved one ton of freight an average of 480 miles by rail — representing a 104% increase over 1980. As a result, the railroad industry's share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2009.

EMPLOYEES

Currently, we have approximately 1,836 employees of which 1,087 are non-unionized and 749 are unionized. Unions representing our employees are highly-fragmented, with representation at the railroad-level rather than system-wide. In total, our railroads are party to 31 labor agreements, which are separately negotiated by the individual railroads.

SAFETY

We endeavor to conduct safe railroad operations for the benefit and protection of employees, customers and the communities served by our railroads. Our safety program involves all of our employees and is administered by each Regional Vice President. Operating personnel are trained and certified in train operations, hazardous materials handling, personal safety and all other areas subject to federal regulations. Each U.S. employee involved in train operations is subject to pre-employment and random drug testing as required by federal regulation. We believe that each of our North American railroads complies in all material respects with federal, state, provincial and local regulations. Additionally, each railroad is given flexibility to develop more stringent safety rules based on local requirements or practices. We also participate in committees of the AAR, governmental and industry sponsored safety programs including Operation Lifesaver (the national grade crossing awareness program) and numerous American Short Line and Regional Railroad Association Committees. Our Federal Railroad Administration ("FRA") reportable injury frequency ratio, measured as reportable injuries per 200,000 man hours worked, was 2.1 in 2010 as compared to 1.8 in 2009. Our total FRA reportable train accidents decreased to 30 in the year ended December 31, 2010 from 34 in the year ended December 31, 2009.

ENVIRONMENTAL

Our rail operations are subject to various federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment. In the United States, these environmental laws and regulations, which are implemented principally by the federal Environmental Protection Agency (the "U.S. EPA") and comparable state agencies, govern such matters as the management of wastes, the discharge of pollutants into the air and into surface and underground waters, the manufacture and disposal of regulated substances and remediation of contaminated soil and groundwater. Similarly, in Canada, these functions are administered at the federal level by Environment Canada and the Ministry of Transport and comparable agencies at the provincial level.

We believe that our railroads operate in material compliance with current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with current environmental laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that new, or more stringent enforcement of existing, requirements or discovery of currently unknown conditions will not result in significant expenditures in the future.

In August 2005 incident on the Indiana & Ohio Railway ("IORY") in which Styrene contained in a parked railcar was vented to the atmosphere, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, by various individuals, businesses and the City of Cincinnati against us and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved in all these matters including all claims of business interruption.

The IORY/Styrene incident also triggered inquiries from the FRA and certain other federal, state and local authorities. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by IORY. The principal pending matter was a criminal investigation by the U.S. EPA under the federal Clean Air Act ("CAA"). Because of the chemical release, the U.S. EPA investigated whether criminal negligence contributed to the incident, and whether charges should be pressed under the CAA. The U.S. EPA has pursued extensive discovery and engaged our counsel on several occasions. A series of conferences with our attorneys and the U.S. EPA attorneys took place through 2009 and into 2011, at which times legal theories and evidence were discussed in an effort to influence the U.S. EPA's charging decision. The IORY submitted a proffer addendum in May 2009 analyzing its compliance under the CAA. As of December 31, 2010, we had accrued $1.3 million for this incident.

The statute of limitations was extended by a tolling agreement as to the IORY only (the Company had been dropped from this violation) through February 27, 2011. The U.S. EPA attorneys decided not to press charges and allowed the statute of limitations to lapse resolving this matter.

There are no material environmental claims currently pending or, to our knowledge, threatened against any of our railroads.

INSURANCE

We maintain liability and property insurance coverage. Our primary liability policies have self-insured retentions of up to $2.0 million per occurrence applicable as to all of our railroads, except for Kiamichi Railroad Company L.L.C. and Otter Tail Valley Railroad Company, Inc. where the self-insured retention is $50,000 per occurrence. In addition, we maintain excess liability policies that provide supplemental coverage for losses in excess of our primary policy limits of up to $200 million per occurrence.

With respect to the transportation of hazardous commodities, our liability policies cover sudden releases of hazardous materials, including expenses related to evacuation, up to the same excess coverage limits and subject to the same self-insured retentions. Personal injuries associated with grade crossing accidents are also covered under liability policies.

Employees of our United States railroads are covered by the Federal Employers' Liability Act (the "FELA"), a fault-based system under which claims resulting from injuries and deaths of railroad employees are settled by negotiation or litigation. FELA-related claims are covered under our liability insurance policies. Employees of our industrial switching business are covered under workers' compensation policies.

Employees of our Canadian railroads are covered by the applicable provincial workers' compensation policy, which is a no-fault compensation system outside of our liability insurance coverage.

Our property damage policies provide coverage for track, infrastructure, business interruption, and all locomotives and rail cars in our care custody and control. This policy provides coverage up to $15.0 million per occurrence, subject to self-insurance retention of $1.0 million per occurrence.

REGULATION

United States. Our subsidiaries in the United States are subject to various safety and other laws and regulations administered by numerous government agencies, including (1) regulation by the U.S. Department of Transportation (the "USDOT") and the Surface Transportation Board of the USDOT (the "STB"), successor to the Interstate Commerce Commission, through the FRA, (2) labor related statutes including the Railway Labor Act, the Railroad Retirement Act, the Railroad Unemployment Insurance Act, and the FELA, and (3) some limited regulation by agencies in the states in which we do business.

The STB, established by the ICC Termination Act of 1995 (the "ICC Termination Act"), has jurisdiction over, among other matters, the construction, acquisition, or abandonment of rail lines, the consolidation or merger of railroads, the assumption of control of one railroad by another railroad, the use by one railroad of another railroad's tracks through lease, joint use or trackage rights, the rates charged for regulated transportation services, and the service provided by rail carriers.

As a result of the 1980 Staggers Rail Act (the "Staggers Rail Act"), the rail industry is trusted with considerable rate and market flexibility including the ability to obtain wholesale exemptions from numerous provisions of the Interstate Commerce Act. The Staggers Rail Act allowed the deregulation of all containerized and truck trailer traffic handled by railroads. Requirements for the creation of new short line railroads or the expansion of existing short line railroads were substantially expedited and simplified under the exemption process. On regulated traffic, railroads and shippers are permitted to enter into contracts for rates and provision of transportation services without the need to file tariffs. Moreover, on regulated traffic, the Staggers Rail Act allows railroads considerable freedom to raise or lower rates without objection from captive shippers, although certain proposed shipper-backed legislative initiatives threaten to limit some of that pricing freedom. While the ICC Termination Act retained maximum rate regulation on traffic over which railroads have exclusive control, the new law relieved railroads from the requirements of filing tariffs and rate contracts with the STB on all traffic other than agricultural products.

The FRA regulates railroad safety and equipment standards, including track maintenance, handling of hazardous shipments, locomotive and rail car inspection and repair requirements, and operating practices and crew qualifications.

Canada. Our Canadian railroad subsidiaries are subject to regulation by various governmental departments and regulatory agencies at the federal or provincial level depending on whether the railroad in question falls within federal or provincial jurisdiction. A Canadian railroad generally falls within the jurisdiction of federal regulation if the railroad crosses provincial or international borders or if the Parliament of Canada has declared the railroad to be a federal work or undertaking and in selected other circumstances. Any company which proposes to construct or operate a railway in Canada which falls within federal jurisdiction is required to obtain a certificate of fitness under the Canada Transportation Act (the " CTA"). Under the CTA, the sale of a federally regulated railroad line is not subject to federal approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a federal railway. Federal railroads are governed by federal labor relations laws.

Short line railroads located within the boundaries of a single province which do not otherwise fall within the federal jurisdiction are regulated by the laws of the province in question, including laws as to licensing and labor relations. Most of Canada's ten provinces have enacted new legislation, which is more favorable to the operation of short line railroads than previous provincial laws. Many of the provinces require as a condition of licensing under the short line railroads acts that the licensees comply with federal regulations applicable to safety and other matters and remain subject to inspection by federal railway inspectors. Under some provincial legislation, the sale of a provincially regulated railroad line is not subject to provincial approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a provincial railway.

Acquisition of additional railroad operations in Canada, whether federally or provincially regulated, may be subject to review under the Investment Canada Act (the "ICA"), a federal statute which applies to the acquisition of a Canadian business or establishment of a new Canadian business by a non-Canadian. In the case of an acquisition that is subject to review, the non-Canadian investor must observe a statutory waiting period prior to completion and satisfy the Minister responsible for the administration of the ICA that the investment will be of net benefit to Canada, giving regard to certain evaluative factors set out in the legislation.

Any contemplated acquisitions may also be subject to the provisions of the Competition Act (Canada) (the "CA"). The CA contains provisions relating to premerger notification as well as substantive merger provisions. An acquisition that exceeds certain financial thresholds set out in the CA may be subject to notification and observance of a statutory waiting period prior to completion, during which time the Commissioner of Competition (the "Commissioner") will evaluate the impact of the acquisition upon competition. In addition, the Commissioner has the jurisdiction under the CA to review an acquisition that is a "merger" within the meaning of the CA in certain circumstances, even where notification is not filed.

RAILROAD RETIREMENT

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. Our contributions under the Railroad Retirement System have been approximately triple those of employees in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (Tier I), an additional benefit similar to that allowed in some private defined-benefit plans (Tier II), and other benefits. For 2010, the Railroad Retirement System required up to a 19.75% contribution by railroad employers on eligible wages, while the Social Security and Medicare Acts only required a 7.65% contribution on similar wage bases.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

Volatile macroeconomic and business conditions have and could continue to impact our business negatively.

The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions could have a material adverse effect on our operating results, financial condition and liquidity. Certain of our customers and suppliers have been directly affected by the economic downturn and continue to face credit issues and could experience cash flow problems that have and could continue to give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for our rail services. Adverse economic conditions could also affect our costs for insurance and our ability to acquire and maintain adequate insurance coverage for risks associated with the railroad business if insurance companies experience credit downgrades or bankruptcies.

Given the asset intensive nature of our business, the recent economic downturn increases the risk of significant asset impairment charges since we are required to assess for potential impairment of non-current assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset's carrying amount may not be recoverable. This may limit our ability to sell our assets to the extent we need, or find it desirable, to do so. In addition, our railroads compete directly with other modes of transportation, including motor carriers, and ship, barge and pipeline operators. If these alternative methods of transportation become more cost-effective to our customers due to macroeconomic changes, or if legislation is passed providing materially greater opportunity for motor carriers with respect to size or weight restrictions, our operating results, financial condition and liquidity could be materially adversely affected.

Rising fuel costs could materially adversely affect our business.

Fuel costs were approximately 9%, 8% and 14% of our total operating revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Fuel prices and supplies are influenced significantly by international, political and economic circumstances. If fuel supply shortages or unusual price volatility were to arise for any reason, the resulting higher fuel prices would significantly increase our operating costs.

As part of our railroad operations, we frequently transport hazardous materials, the accidental release of which could have a material adverse effect on our operating results.

We are required to transport hazardous materials to the extent of our common carrier obligation. An accidental release of hazardous materials could result in significant loss of life and extensive property damage. The costs associated with an accidental release could have a material adverse effect on our operating results, financial condition or liquidity.

Some of our employees belong to labor unions and strikes or work stoppages could materially adversely affect our operations.

Many of our employees are union-represented. Our union employees work under collective bargaining agreements with various labor organizations. Our inability to negotiate acceptable contracts with these labor organizations could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If our union-represented employees were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in labor agreements were renegotiated, we could experience significant disruption of our operations and higher ongoing labor costs.

Because we depend on Class I railroads and certain important customers for our operations, our business and financial results may be materially adversely affected if our relationships with Class I carriers and certain important customers deteriorate.

The railroad industry in the United States and Canada is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Approximately 87% of our total freight revenue in 2010 was derived from Class I traffic. In 2010, Union Pacific, CSX Transportation, Canadian National Railway and BNSF Railway represented 23%, 23%, 17% and 13% of our total freight revenue, respectively, and the remaining Class I carriers each represented less than 10% of our total freight revenue. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I carriers with respect to, among other matters, freight rates, car supply, switching, interchange, fuel surcharges and trackage rights (an arrangement where the company that owns the line retains all rights, but allows another company to operate over certain sections of its track). In addition, loss of customers or service interruptions or delays by our Class I interchange partners relating to customers who ship over our track may decrease our revenue. Class I carriers are also sources of potential acquisition candidates as they continue to divest branch lines. Failure to maintain good relationships may materially adversely affect our ability to negotiate acquisitions of branch lines.

Although our operations served approximately 1,500 customers in 2010, freight revenue from our 10 largest freight revenue customers accounted for approximately 18% of our total freight revenues in 2010. Substantial reduction in business with or loss of important customers could have a material adverse effect on our business and financial results.

If the track maintenance tax credit is not renewed by Congress past December 31, 2011, we will not be able to earn or assign credits for track maintenance, after such date.

We are eligible to receive tax credits for certain track maintenance expenditures under Section 45G of the Internal Revenue Code (the "Code"), as amended, through December 31, 2011. Pursuant to Section 45G, these credits are assignable under limited circumstances. In 2010 and 2009, we received approximately $22.3 and $22.4 million from the assignment of these credits, respectively. Section 45G is set to expire on December 31, 2011, and unless Section 45G is renewed, we will no longer be able to earn or assign credits for track maintenance expenditures. There can be no assurance that legislation extending the availability of the Section 45G tax credit will be enacted.

We are subject to the risks of doing business in Canada, including changes in Canadian economic conditions, exchange rate fluctuations and other economic uncertainties.

We currently have railroad operations in Canada. The risks of doing business in Canada include:

- adverse changes in the economy of Canada;
- exchange rate fluctuations; and
- economic uncertainties including, among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

Unfavorable developments related to these risks could have a material adverse effect on our business and financial results.

We are subject to environmental and other governmental regulation of our railroad operations which could impose significant costs.

The failure to comply with environmental and other governmental regulations could have a material adverse effect on us. Our railroad and real estate ownership is subject to foreign, federal, state and local environmental laws and regulations. We could incur significant costs, fines and penalties as a result of any allegations, even if such allegations are unsubstantiated, or findings to the effect that we have violated or are strictly liable under these laws or regulations. We may be required to incur significant expenses to investigate and remediate environmental contamination.

We are also subject to governmental regulation by a significant number of foreign, federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, maintenance and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us.

Additionally, future changes in foreign, federal, state and local laws and regulations governing railroad rates, operations and practices could likewise have a material adverse effect on us.

Severe weather and natural disasters could disrupt normal business operations, which could result in increased costs and liabilities and decreases in revenues.

Severe weather conditions and other natural phenomena, including earthquakes, hurricanes, fires and floods, may cause significant business interruptions and result in increased costs, increased liabilities and decreased revenue.

We face possible catastrophic loss and liability and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision, and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, cargo leaks or explosions, environmental mishaps, or other accidents can cause serious bodily injury, death, and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, floods, hurricanes or other storms. The occurrence of a major natural disaster could have a material adverse effect on our operations and financial condition. We maintain insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations which could have a material adverse effect on our financial condition.

We may face liability for casualty losses which are not covered by insurance.

We have obtained insurance coverage for losses sustained by our railroads arising from personal injury and for property damage in the event of derailments or other incidents. Personal injury claims made by our railroad employees are subject to the FELA rather than state workers' compensation laws. Currently, we are responsible for the first $2 million of expenditures per each incident under our general liability insurance policy and $1 million of expenditures per each incident under our property insurance policy. Severe accidents or personal injuries could cause our liability to exceed our insurance limits which might have a material adverse effect on our business and financial condition. Our annual insurance limits are $200 million and $15 million on liability and property, respectively. In addition, adverse events directly and indirectly attributable to us, including such things as derailments, accidents, discharge of toxic or hazardous materials, or other like occurrences in the industry, can be expected to result in increases in our insurance premiums and/or our self insured retentions and could result in limitations to the coverage under our existing policies.

We depend on our management and key personnel, and we may not be able to operate or grow our business effectively if we lose the services of our management or key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on the continued services and performance of our current management and other key personnel and our ability to attract and retain qualified personnel in the future. The loss of key personnel could affect our ability to run our business effectively. Competition for qualified personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. The loss of any key personnel requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could materially adversely affect our ability to operate or grow our business.

Future acts of terrorism or war, as well as the threat of acts of terrorism or war, may cause significant disruptions in our business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid and London, any government response to those types of attacks and war or risk of war may materially adversely affect our results of operations, financial condition or liquidity. Our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror. Such acts could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have a material adverse effect on our operating results and financial condition. Such effects could be magnified where releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have a material adverse effect on our operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets which could restrict our ability to raise capital. In addition, insurance premiums charged for some or all of our coverage could increase dramatically or certain coverage may not be available to us in the future.

The availability of qualified personnel and an aging workforce may materially adversely affect our operations.

Changes in demographics, training requirements and the availability of qualified personnel, particularly train crew members, could negatively affect our service levels. Unpredictable increases in demand for rail services may exacerbate these risks and may have a material adverse effect on our operating results, financial condition or liquidity.

We have a substantial amount of indebtedness, which may materially adversely affect our cash flow and our ability to operate our business, including our ability to incur additional indebtedness.

As of December 31, 2010, our total indebtedness was approximately $573.7 million, which represented approximately 44.9% of our total capitalization. Our substantial amount of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness.

Our substantial indebtedness could have important consequences for you, including:

- increasing our vulnerability to adverse economic, industry or competitive developments;

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The indenture governing the senior secured notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. Credit market conditions could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the indenture governing our senior secured notes could result in a default under the indenture, which could cause all of our existing indebtedness to be immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, in the event of an acceleration, holders of our senior secured notes could proceed against the collateral securing the notes which includes nearly all of our assets. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially adversely affected. In addition, complying with these restrictions and covenants may also cause us to take actions that are not favorable to our stockholders and may make it more difficult for us to successfully execute our business plan and compete against companies that are not subject to such restrictions and covenants.

Our inability to acquire or integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits of acquisitions could have materially adverse consequences to our business.

We expect to grow through acquisitions. Evaluating acquisition targets gives rise to additional costs related to legal, financial, operating and industry due diligence. Acquisitions generally result in increased operating and administrative costs and, to the extent financed with debt, additional interest costs. We may not be able to manage or integrate the acquired companies or businesses successfully. The process of acquiring and integrating businesses may be disruptive to our business and may cause an interruption or reduction of our business as a result of the following factors, among others:

- loss of key employees or customers;

- possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

- failure to maintain the quality of services that have historically been provided;
- integrating employees of rail lines acquired from other entities into our regional railroad culture;
- failure to coordinate geographically diverse organizations; and
- the diversion of management's attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we expect to result from integrating acquired companies and may cause material adverse short- and long-term effects on our operating results, financial condition and liquidity.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements and cost savings are based on analyses completed by members of our management. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, the longevity of specific customer plants and factories served, operating costs and competitive factors, most of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates that are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the businesses, increases in other expenses or problems in the business unrelated to these acquisitions.

An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

Goodwill is recorded at fair value, at the time of an acquisition and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management's judgment in applying these factors to the assessment of goodwill recoverability. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business and sustained market capitalization declines.

A sustained decline in our market capitalization relative to our book value may result in, or be indicative of, a goodwill impairment charge in the future. We utilize market capitalization in corroborating our assessment of the fair value of our reporting units.

Impairment charges could substantially affect our reported earnings in the periods of such charges. In addition, impairment charges could negatively impact our financial ratios and could limit our ability to obtain financing in the future. As of December 31, 2010, we had $212.5 million of goodwill, which represented approximately 13.3% of total assets.

Future compensation expense may materially adversely affect our net income.

The compensation that we pay to attract and retain our employees and key personnel reduces our net income. The compensation paid to our employees for 2010 is not necessarily indicative of how we will compensate our employees in the future. Any increase in compensation will further reduce our net income. For example, we have adopted an equity incentive plan that permits the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other share-based awards to our employees. We may grant restricted shares and other share-based awards to our employees in the future as a recruiting and retention tool based on specific criteria determined by our board of directors (or the compensation committee of the board of directors).

The table below compares our net income to our total executive compensation costs (each in thousands).

	Year Ended December 31, 2010	Year Ended December 31, 2009
Net Income	$ 19,117	$ 15,842
Executive Compensation Cost(1)	$ 6,003	$ 5,441

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(1) Executive Compensation Cost is computed in the manner computed for purposes of the Summary Compensation Table for 2010 to be included in our 2011 proxy statement.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

As of December 31, 2010, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress (the "Initial Fortress Stockholder"), owns approximately 55.3% of our outstanding common stock. The Initial Fortress Stockholder owns shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Fortress Stockholder may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of RailAmerica. Also, the Initial Fortress Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or materially adversely affect us or our other stockholders. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may materially adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to grow our business. Our Asset Backed Loan ("ABL") Facility and our senior secured notes indenture restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

Certain provisions of our stockholders agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of RailAmerica, which could materially adversely affect the price of our common stock.

Certain provisions of our stockholders agreement, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the Initial Fortress Stockholder. These provisions provide for:

- a classified board of directors with staggered three-year terms;

- removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Fortress Stockholders (as defined below) own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

- provisions in our amended and restated certificate of incorporation and amended and restated bylaws preventing stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders);

- advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

- our stockholders agreement provides certain rights to the Fortress Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors for so long as the Fortress Stockholders continue to hold at least 40% of the outstanding shares of our common stock;

- no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

- our amended and restated certificate of incorporation and amended and restated bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and

- under our amended and restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by the Initial Fortress Stockholder, our management and/or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may materially adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The Initial Fortress Stockholder and certain other affiliates of Fortress and permitted transferees, (collectively, the "Fortress Stockholders") have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Fortress Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as a director or officer of RailAmerica and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us, if the Fortress Stockholder pursues or acquires the corporate opportunity or if the Fortress Stockholder does not present the corporate opportunity to us.

Risks Related to our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- variations in our quarterly or annual operating results;
- changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;
- the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;
- litigation and governmental investigations;
- changes in market valuations of similar companies;
- speculation or reports by the press or investment community with respect to us or our industry in general;
- increases in market interest rates that may lead purchasers of our shares to seek higher returns;
- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
- changes or proposed changes in laws or regulations affecting the railroad industry or enforcement of these laws and regulations, or announcements relating to these matters; and
- general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or shares of preferred stock. Issuing additional shares of our common stock or other additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

As of December 31, 2010, there are 54,859,261 shares of common stock outstanding. All issued and outstanding shares of our common stock are freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Approximately 55.3% of our outstanding common stock is held by the Initial Fortress Stockholder and can be resold into the public markets in the future in accordance with the requirements of Rule 144.

Pursuant to our stockholders agreement, the Initial Fortress Stockholder and certain of its affiliates and permitted third-party transferees have the right to require us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended, covering public resales of their approximately 30,350,000 shares of our common stock. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable and the resulting resale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other shareholdings.

As of December 31, 2010, we have an aggregate of 345,140,739 shares of common stock authorized but unissued with approximately 3.7 million shares reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by holders of our common stock.

We cannot assure you that our stock repurchase program will enhance long-term stockholder value and stock repurchases, if any, could increase the volatility of the price of our common stock and will diminish our cash reserves.

On February 23, 2011, we announced that our Board of Directors had approved a stock repurchase program. Under the program, we are authorized to repurchase up to $50.0 million of our outstanding shares of common stock from time to time at prevailing prices in the open market or in privately negotiated transactions. The timing and actual number of shares repurchased, if any, will depend on a variety of factors including the price and availability of the Company's shares, trading volume and general market conditions. The program may be suspended or discontinued at any time without prior notice. Repurchases pursuant to our stock repurchase program could affect our stock price and increase its volatility. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, repurchases under our stock repurchase program will diminish our cash reserves, which could impact our ability to pursue possible future strategic opportunities and acquisitions and could result in lower overall returns on our cash balances. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although our stock repurchase program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness.

Risks Related to Taxation

Our ability to use net operating loss and tax credit carryovers and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code.

Section 382 and 383 of the Code contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. As a result of transactions that have taken place in the past with respect to our common stock, our use of our $79 million of federal net operating losses, our $95 million of tax credits and certain built-in losses is subject to annual taxable income limitations. As a result, we may be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

In addition, it is possible that future transactions (including issuances of new shares of our common stock and sales of shares of our common stock) will cause us to undergo one or more additional ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383, and those attributes already subject to limitations (as a result of our prior ownership changes) may be subject to more stringent limitations.

Gain recognized by Non-U.S. Holders on the sale or other disposition of our common stock may be subject to U.S. federal income tax.

We expect to be treated as a "United States real property holding corporation" under section 897(c) of the Code ("USRPHC"). Generally, stock issued by a corporation that has been a USRPHC at any time during the preceding five years (or a Non-U.S. Holder's holding period for such securities, if shorter) is treated as a United States real property interest ("USRPI"), and gain recognized by a Non-U.S. Holder on the sale or other disposition of stock is subject to regular U.S. federal income tax, as if such gain were effectively connected with the conduct by such holder of a U.S. trade or business. Shares of our common stock will not be treated as USRPIs in the hands of a Non-U.S. Holder provided that: (i) our common stock is regularly traded on an established securities market, and (ii) such Non-U.S. Holder has not owned or been deemed to own (directly or under certain constructive ownership rules) more than 5% of our common stock at any time during the 5-year period ending on the date of the sale or other taxable disposition. No assurance can be given that our common stock will continue to be regularly traded on an established securities market in the future. If gain recognized by a Non-U.S. Holder from the sale or other disposition of our common stock is subject to regular federal income tax under these rules and our common stock is not regularly traded on an established securities market at such time, the transferee of such common stock may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the sale or other disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the Non-U.S. Holder for the year in which the sale or other disposition occurs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We operate a portfolio of 40 individual railroads with approximately 7,300 miles of track in 27 U.S. states and three Canadian provinces. Of our approximately 7,300 total track-miles, we own approximately 4,300 track-miles and lease approximately 3,000 track-miles.

The following table provides a brief description of each of the railroads that we owned or leased as of March 3, 2011. Track miles under operating agreements are excluded:

Name	No. of Railroads	Track-Miles	Major Commodities Hauled
Central Region:			
Missouri & Northern Arkansas Railroad	1	594	Coal, Agricultural Products
Consolidated Dallas Railroads	2	337	Non-Metallic Minerals and Products
Kyle Railroad Company	1	625	Agricultural Products
Kiamichi Railroad	1	261	Coal, Non-Metallic Minerals and Products
Point Comfort & Northern Railway	1	19	Metallic Ores and Metals
Otter Tail Valley Railroad	1	80	Agricultural Products, Coal
Rockdale, Sandow & Southern Railroad	1	8	Waste and Scrap Materials, Metallic Ores and Metals
Bauxite & Northern Railway	1	6	Metallic & Non-Metallic Ores
Total — Central Region	**9**	**1,930**	
Northeast Region:			
New England Central Railroad	1	396	Forest Products, Non-Metallic Minerals and Products
Ottawa Valley Railway	1	179	Pulp, Paper and Allied Products
Cape Breton & Central Nova Scotia Railway	1	295	Pulp, Paper and Allied Products, Coal
Goderich-Exeter Railway	1	181	Chemicals, Agricultural Products
Southern Ontario Railway	1	46	Petroleum, Chemicals
Connecticut Southern Railroad	1	42	Waste and Scrap Materials, Other
Massena Terminal Railroad	1	4	Metallic Ores and Metals
Total — Northeast Region	**7**	**1,143**	
Midwest Region:			
Indiana & Ohio Railway	1	570	Agricultural Products, Motor Vehicles
Chicago, Ft. Wayne & Eastern Railroad	1	311	Agricultural Products, Chemicals
Huron and Eastern Railway	1	384	Agricultural Products, Chemicals
Toledo, Peoria & Western Railway	1	247	Agricultural Products, Chemicals
Consolidated Michigan Railroads	3	184	Agricultural Products, Non-Metallic Minerals and Products
Central Railroad Company of Indiana	1	96	Motor Vehicles, Non-Metallic Minerals and Products
Central Railroad Company of Indianapolis	1	64	Agricultural Products
Total — Midwest Region	**9**	**1,856**	
Southeast Region:			
Alabama & Gulf Coast Railway	1	348	Pulp, Paper and Allied Products
Consolidated Virginia Railroads	2	140	Metallic Ores and Metals, Waste and Scrap Materials
South Carolina Central Railroad	2	129	Waste and Scrap Materials, Metallic Ores and Metals
Indiana Southern Railroad	1	196	Coal
Eastern Alabama Railway	1	31	Non-Metallic Minerals and Products
Total — Southeast Region	**7**	**844**	
Western Region:			
Central Oregon & Pacific Railroad	1	394	Forest Products
San Joaquin Valley Railroad	1	382	Food or Kindred Products, Petroleum
California Northern Railroad	1	261	Food or Kindred Products
Arizona & California Railroad	1	203	Petroleum, Non-Metallic Minerals and Products
Puget Sound & Pacific Railroad	1	108	Waste and Scrap Materials, Agricultural Products
San Diego and Imperial Valley Railroad (1)	1	—	Petroleum
Cascade & Columbia River Railroad	1	148	Non-Metallic Minerals and Products, Forest Products
Ventura County Railroad	1	17	Motor Vehicles
Total — Western Region	**8**	**1,513**	
Total Company	**40**	**7,286**	

(1) No track miles shown as this railroad is exclusively under an operating agreement.

Track and Equipment

Track

Of our 7,286 total track-miles, we own 4,331 track-miles and lease 2,955 track-miles. In most cases, leases involve little to no annual lease payment (but may have involved a one-time, upfront payment) and have long-term or perpetual durations. In addition, we operate approximately 1,032 track-miles under trackage rights and operating agreements. Generally, trackage rights are rights granted by other railroads to transport freight over their tracks (but not directly serve customers on their rail lines) while operating agreements grant us the right to operate (and typically serve customers) on track owned by third parties. Generally, trackage rights and operating agreements do not convey any other rights (such as real estate rights) to us.

Locomotives and Railcars

Our locomotive fleet at December 31, 2010 totaled 461 units comprised of 247 owned units and 214 leased units and 7,672 railcars comprised of 524 owned railcars and 7,148 leased railcars. The average age of our locomotives and railcars is 39 and 42 years, respectively, across our entire portfolio of railroads.

A summary of the rolling stock owned and leased by us is presented in the table below:

	Railcars				Locomotives		
	Owned	Leased	Total		Owned	Leased	Total
Covered hopper cars	35	3,192	3,227	Horsepower/unit:			
Open top hopper cars	238	30	268	Over 3,000	101	101	202
Box cars	35	2,623	2,658	2,000 to 2,999	92	81	173
Flat cars	194	759	953	Under 2,000	54	32	86
Tank cars	6	4	10				
Gondolas	5	540	545				
Other/passenger cars	11	0	11				
Total railcars	**524**	**7,148**	**7,672**	**Total locomotives**	**247**	**214**	**461**

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of conducting our business, we have become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to RailAmerica. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on our financial position, results of operations or cash flows.

Our operations are subject to extensive environmental regulation. There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads.

We are subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the FELA. We retain an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on our historical claims and settlement experience. At December 31, 2010 and 2009, we had $12.9 million and $14.2 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading on the New York Stock Exchange (NYSE) on October 13, 2009 under the symbol "RA".

Our Principal Stockholder

RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress, owns approximately 55.3% of our outstanding common stock. RR Acquisition Holding LLC is referred to in this Form 10-K as our Initial Stockholder. The Initial Stockholder owns shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See "Risk Factors — Risks Related to Our Organization and Structure."

Description of Common Stock

A total of 400 million shares of common stock are authorized, of which 54,859,261 shares were outstanding as of December 31, 2010. Each share is entitled to one vote in all matters requiring a vote of shareholders. As of February 22, 2011, there were approximately 58 holders of record and we believe at least 5,858 beneficial owners of our common stock. Weighted average common shares outstanding used in the calculation of diluted earnings per share was approximately 54,793,000 as of December 31, 2010, and is expected to increase in 2011 due to incentive compensation programs.

In June 2009, we declared and paid a cash dividend in the amount of $20.0 million to our common stockholders. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to grow our business, pay down debt or buy back common stock. Our revolving credit facility and our senior secured notes indenture will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

Stock Market Results

Set forth below is the high and low price information for our common stock as reported on the NYSE for each period presented.

2009	High Sales Price	Low Sales Price
Fourth Quarter (October 13 through December 31)	$14.78	$10.91
2010	**High Sales Price**	**Low Sales Price**
First Quarter	$14.47	$10.94
Second Quarter	$13.61	$ 9.73
Third Quarter	$11.60	$ 9.27
Fourth Quarter	$13.13	$9.16
2011	**High Sales Price**	**Low Sales Price**
First Quarter (January through March 3)	$15.70	$12.06

Stock Repurchase Program

On February 23, 2011, we announced that our Board of Directors had approved a stock repurchase program. Under the program, we are authorized to repurchase up to $50.0 million of our outstanding shares of common stock from time to time at prevailing prices in the open market or in privately negotiated transactions. The timing and actual number of shares repurchased, if any, will depend on a variety of factors including the price and availability of the Company's shares, trading volume and general market conditions. The program may be suspended or discontinued at any time without prior notice.

Stock Performance Graph

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of two indices: the Russell 2000 Index and S&P 1500 Composite Railroads. The graph assumes an investment of $100 in the Company's common stock and in each of the indices on October 13, 2009, when our common stock first traded on the New York Stock Exchange, and that all dividends were reinvested. The past performance of our common stock is not an indication of future performance.



COMPARISON OF 14 MONTH CUMULATIVE TOTAL RETURN*
Among RailAmerica, Inc., the Russell 2000 Index
and S&P 1500 Composite Railroads
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/13/09 IPO
10/31/09
11/30/09
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
6/30/10
7/31/10
8/31/10
9/30/10
10/31/10
11/30/10
12/31/10
RailAmerica, Inc.
Russell 2000
S&P 1500 Composite Railroads

*$100 invested on 10/13/09 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL DATA

The consolidated financial information labeled as "Predecessor" includes financial reporting periods prior to the merger on February 14, 2007, in which we were acquired by certain private equity funds managed by affiliates of Fortress (the "Acquisition") and the consolidated financial information labeled as "Successor" includes financial reporting periods subsequent to the Acquisition. On October 16, 2009, we completed an initial public offering of 22,000,000 shares of common stock.

The information in the following tables gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

In October 2010, we entered into a new agreement with Canadian Pacific Railway Company ("CP") to operate portions of the Ottawa Valley Railway ("OVRR") line, a previously discontinued operation. As a result of this new operating agreement, this railroad is no longer considered discontinued for financial statement presentation purposes and thus, the results of operations of the OVRR have been reclassified to continuing operations on our statement of operations for all periods presented.

The selected consolidated statement of operations data for the Successor years ended December 31, 2010, 2009 and 2008 and the selected Successor consolidated balance sheet data as of December 31, 2010 and 2009 have been derived from our audited financial statements included elsewhere in this report on Form 10-K. The selected consolidated financial data for the Successor period February 15, 2007 through December 31, 2007, the Predecessor period January 1, 2007 through February 14, 2007, and for the Predecessor year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our audited financial statements that are not included in this report on Form 10-K.

	Predecessor		Successor			
	Year ended December 31, 2006	Period from January 1, 2007 to February 14, 2007	Period from February 15, 2007 to December 31, 2007	Year ended December 31, 2008	2009	2010
STATEMENT OF OPERATIONS DATA:						
Operating revenue	$ 462,580	$ 55,766	$ 424,154	$ 508,466	$ 425,774	$ 490,291
Operating expenses	412,577	57,157	355,776	422,418	311,569	375,784
Operating income (loss)	50,003	(1,391)	68,378	86,048	114,205	114,507
Interest expense, including amortization costs	(27,392)	(3,275)	(42,996)	(61,678)	(86,878)	(83,775)
Other income (loss)	—	284	7,129	(9,008)	(8,117)	(4,759)
Income (loss) from continuing operations before income taxes	22,611	(4,382)	32,511	15,362	19,210	25,973
(Benefit from) provision for income taxes	(4,809)	935	(1,747)	1,599	16,299	6,856
Income (loss) from continuing operations	27,420	(5,317)	34,258	13,763	2,911	19,117
Discontinued operations	9,223	—	(756)	2,764	12,931	—
Net income (loss)	$ 36,643	$ (5,317)	$ 33,502	$ 16,527	$ 15,842	$ 19,117
Dividends declared and paid per common share	$ —	$ —	$ —	$ —	$ 0.46	$ —
Income (loss) from continuing operations per share of common stock:						
Basic	$ 0.71	$ (0.14)	$ 0.80	$ 0.32	$ 0.07	$ 0.35
Diluted	$ 0.70	$ (0.14)	$ 0.80	$ 0.32	$ 0.07	$ 0.35
OPERATING DATA:						
Freight carloads (continuing operations)	1,238,182	141,006	1,021,657	1,056,710	829,012	864,471

	Predecessor	Successor			
	As of December31, 2006	As of December 31, 2007	2008	2009	2010
BALANCE SHEET DATA:					
Total assets	$ 1,125,732	$ 1,483,239	$ 1,470,447	$ 1,598,629	$ 1,603,653
Long-term debt, including current maturities	400,638	636,941	629,580	643,778	573,711
Stockholders' equity	472,249	512,749	471,520	659,331	704,749

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

In October 2010, we entered into a new agreement with Canadian Pacific Railway Company ("CP") to operate portions of the Ottawa Valley Railway ("OVRR") line, a previously discontinued operation. As a result of this new operating agreement, this railroad is no longer considered discontinued for financial statement presentation purposes and thus, the results of operations of the OVRR have been reclassified to continuing operations on our statement of operations for all periods presented.

General

Our Business

We are a leading owner and operator of short line and regional freight railroads in North America, operating a portfolio of 40 individual railroads with approximately 7,300 miles of track in 27 states and three Canadian provinces. In addition, we provide non-freight services such as engineering services, railcar storage, demurrage, leases of equipment and real estate leases and use fees.

Recent Acquisitions and Business Development

On July 1, 2010, we acquired Atlas Railroad Construction Company ("Atlas") and related assets for $23.9 million in cash including closing adjustments for working capital, which were approximately $2.4 million, net of cash acquired. The acquisition was funded from existing cash on hand. Founded in 1954, Atlas is a railroad engineering, construction, maintenance and repair company operating primarily in the U.S. Midwest and Northeast. Atlas provides railroad construction services principally to short line and regional railroads, public-transit agencies and industrial customers. The results of operations of Atlas have been included in our consolidated financial statements since July 1, 2010, the acquisition date.

In August 2010, our New England Central Railroad, ("NECR") was awarded a federal government grant of $50 million through the State of Vermont to improve and upgrade the track on its property. As part of the agreement, the NECR has committed to contribute up to approximately $19 million of capital funds to the project. The project is expected to be completed within two years from the grant date.

Managing Business Performance

We manage our business performance by (i) growing our freight and non-freight revenue, (ii) driving financial improvements through a variety of cost savings initiatives, and (iii) continuing to focus on safety to lower the costs and risks associated with operating our business.

Changes in carloads and revenue per carload have a direct impact on freight revenue. Carloads have shown growth in 2010, after declining in 2008 and 2009 due to the global economic slowdown. The diversity in our customer base helps mitigate our exposure to severe downturns in local economies. We continue to implement more effective pricing by centralizing and carefully analyzing pricing decisions to improve our freight revenue per carload.

Non-freight services offered to our customers include switching (or managing and positioning railcars within a customer's facility), storing customers' excess or idle railcars on inactive portions of our rail lines, engineering infrastructure services, third party railcar repair, and car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee). Each of these services leverages our existing business relationships and generates additional revenue with minimal capital investment. Management also continues to grow non-freight revenue from users of our land holdings for non-transportation purposes.

Our operating costs include labor, equipment rents (locomotives and railcars), purchased services (contract labor and professional services), diesel fuel, casualties and insurance, materials, joint facilities and other expenses.

Management is focused on improving operating efficiency and lowering costs. Many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized, which enables us to achieve cost efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. A number of cost savings initiatives have been broadly implemented at all of our railroads targeting lower fuel consumption, safer operations, more efficient equipment utilization and lower costs for third party services, among others.

Commodity Mix

Each of our 40 railroads operates independently with its own customer base. Our railroads are spread out geographically and carry diverse commodities. For the year ended December 31, 2010, coal, agricultural products and chemicals accounted for 21%, 15% and 11%, respectively, of our carloads. As a percentage of our freight revenue, which is impacted by several factors including the length of the haul, agricultural products, chemicals, coal, and metallic ores and metals generated 16%, 15%, 10% and 10%, respectively, for the year ended December 31, 2010.

Overview

Operating revenue in the year ended December 31, 2010, was $490.3 million, compared with $425.8 million in the year ended December 31, 2009. The net increase in our operating revenue was primarily due to changes in commodity mix, negotiated rate increases, increased carloads and an increase in our non-freight revenue.

Freight revenue increased $44.2 million, or 13%, in the year ended December 31, 2010, compared with the year ended December 31, 2009, primarily due to change in commodity mix, rate increases and a 4% increase in carloads. Non-freight revenue increased $20.3 million, or 25%, in the year ended December 31, 2010, compared with the year ended December 31, 2009, primarily due to increases in engineering services revenue of $15.1 million (partially due to the acquisition of Atlas), and car repair revenue of $5.2 million, partially offset by a decrease in other revenue of $4.5 million related to the termination of the previous OVRR lease during the fourth quarter of 2009.

Our operating ratio, defined as total operating expenses divided by total operating revenue, was 76.6% in the year ended December 31, 2010, compared with an operating ratio of 73.2% in the year ended December 31, 2009. This increase was primarily due to a gain associated with a lease termination in 2009, an increase in materials and diesel fuel expense in 2010, partially offset by a decrease in equipment rent expense in 2010. Operating expenses were $375.8 million in the year ended December 31, 2010, compared with $311.6 million in the year ended December 31, 2009, an increase of $64.2 million, or 21%.

In 2010 and 2009, we entered into track maintenance agreements with an unrelated third-party customer ("Shipper"). Under the agreements, the Shipper paid for qualified railroad track maintenance expenditures during 2010 and 2009 in exchange for the assignment of railroad track miles which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Code. For the year ended December 31, 2010, the Shipper paid for $18.0 million of maintenance expenditures and $4.3 million of capital expenditures. For the year ended December 31, 2009, the Shipper paid for $17.1 million of maintenance expenditures and $5.3 million of capital expenditures. We incurred $0.4 million for related consulting fees in each of the years ended December 31, 2010 and December 31, 2009.

Net income in the year ended December 31, 2010, was $19.1 million, compared with $15.8 million in the year ended December 31, 2009. Income from continuing operations in the year ended December 31, 2010, was $19.1 million, compared with $2.9 million in the year ended December 31, 2009. Net income for the year ended December 31, 2009 includes an adjustment to the gain on disposal of discontinued operations of $12.9 million primarily related to the resolution of an Australian tax matter.

During the year ended December 31, 2010, we generated $117.2 million in cash from operating activities. We purchased $62.7 million of property and equipment and received $4.1 million in cash from the disposition of assets and $4.9 million of grant money for the NECR project.

Results of Operations

Comparison of Operating Results for the Years ended December 31, 2010 and 2009

The following table sets forth the results of operations for the years ended December 31, 2010 and 2009:

	Year Ended December 31, 2010		Year Ended December 31, 2009	
Operating revenue	$ 490,291	100.0%	$ 425,774	100.0%
Operating expenses:				
Labor and benefits	153,993	31.4%	143,604	33.7%
Equipment rents	34,119	7.0%	35,978	8.5%
Purchased services	37,971	7.7%	30,914	7.3%
Diesel fuel	43,316	8.8%	33,290	7.8%
Casualties and insurance	17,574	3.6%	16,795	3.9%
Materials	19,607	4.0%	11,399	2.7%
Joint facilities	8,667	1.8%	6,942	1.6%
Other expenses	35,226	7.2%	33,037	7.8%
Track maintenance expense reimbursement	(17,589)	-3.6%	(16,656)	-3.9%
Net gain on sale of assets	(2,191)	-0.5%	(25,839)	-6.1%
Depreciation and amortization	45,091	9.2%	42,105	9.9%
Total operating expenses	375,784	76.6%	311,569	73.2%
Operating income	114,507	23.4%	114,205	26.8%
Interest expense, including amortization costs	(83,775)		(86,878)	
Other income (loss)	(4,759)		(8,117)	
Income from continuing operations before income taxes	25,973		19,210	
Provision for income taxes	6,856		16,299	
Income from continuing operations	19,117		2,911	
Discontinued operations:				
Gain on disposal of discontinued business	--		12,931	
Net income	$ 19,117		$ 15,842	

Operating Revenue

Operating revenue increased by $64.5 million, or 15%, to $490.3 million in the year ended December 31, 2010, from $425.8 million in the year ended December 31, 2009. Total carloads during the year ended December 31, 2010 increased 4% to 864,471 in 2010, from 829,012 in the year ended December 31, 2009. The increase in operating revenue was primarily due to changes in commodity mix, negotiated rate increases, a 4% increase in carloads and the acquisition of Atlas.

The increase in the average revenue per carload to $450 in the year ended December 31, 2010, from $416 in the comparable period in 2009 was primarily due to commodity mix and negotiated rate increases.

Non-freight revenue increased by $20.3 million, or 25%, to $101.5 million in the year ended December 31, 2010 from $81.2 million in the year ended December 31, 2009, primarily due to a $15.1 million increase in engineering services revenue, partially due to the acquisition of Atlas, and increases in car repair revenue of $5.2 million, partially offset by a decrease in other revenue of $4.5 million related to the termination of the OVRR lease during the fourth quarter of 2009.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2010 and 2009:

	Year ended December 31, 2010			Year ended December 31, 2009		
	Freight Revenue	Carloads	Average Freight Revenue per Carload	Freight Revenue	Carloads	Average Freight Revenue per Carload
	(Dollars in thousands, except average freight revenue per carload)					
Industrial Products	$ 195,180	368,548	$ 530	$ 167,489	349,238	$ 480
Agricultural Products	92,026	189,764	485	81,844	178,981	457
Construction Products	61,663	127,424	484	58,320	122,765	475
Coal	39,880	178,735	223	36,914	178,028	207
Total	$ 388,749	864,471	$ 450	$ 344,567	829,012	$ 416

Freight revenue was $388.7 million in the year ended December 31, 2010, compared to $344.6 million in the year ended December 31, 2009, an increase of $44.1 million or 13%. This increase was primarily due to the net effect of the following:

- Industrial products revenue increased $27.7 million or 17% primarily due to a 60% increase in shipments of metallic ores and metals as a result of increased demand from automotive manufacturing and energy production facilities, a 17% increase in shipments of chemicals as a result of chemical manufacturing keeping pace with increased demand for both intermediates and final products and increased shipments of waste and scrap material, partially offset by a 38% decrease in other revenues as a result of fewer movements for Class I railroads;

- Agricultural Products revenue increased $10.2 million or 12% primarily due to increased demand for animal feed ingredients for domestic livestock and exports;

- Construction Products revenue increased $3.3 million or 6% primarily due to increased demand for construction aggregates; and

- Coal revenue increased $3.0 million or 8% primarily due to favorable mix changes and pricing activity.

Operating Expenses

Operating expenses increased to $375.8 million in the year ended December 31, 2010, from $311.6 million in the year ended December 31, 2009. The operating ratio was 76.6% in 2010 compared to 73.2% in 2009. The increase in the operating ratio was primarily due to a gain associated with a lease termination in 2009, increased diesel fuel expenses as a result of increased carloads and higher costs per gallon in 2010, expenses related to Atlas, and increased materials expense related to car repair activity. The year ended December 31, 2009 includes a non-cash charge of $6.3 million in labor and benefits expense related to the initial public offering for the expiration of a repurchase feature under the former stock compensation agreements. During the year ended December 31, 2009, operating expenses also include $1.4 million of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. The costs incurred during the year ended December 31, 2009 are included within labor and benefits ($1.2 million) and purchased services ($0.2 million).

The net increase in operating expenses was due to the following:

- Labor and benefits expense increased $10.4 million, or 7% primarily due to the acquisition of Atlas which contributed $4.7 million, an increase in salaries and wages as a result of the increase in carload volumes of $4.0 million, an increase in healthcare costs of $3.9 million and an increase in amortization expense related to the Company's stock-based compensation plan of $3.1 million. These increases were partially offset by the non-cash initial public offering charge noted above which was incurred in 2009.

- Equipment rents expense decreased $1.9 million, or 5% primarily due to a reduction in railcar lease expense from the expiration of certain railcar leases;

- Purchased services expense increased $7.1 million, or 23% primarily due to a $1.9 million increase related to Atlas, an increase of $1.5 million in professional fees for special projects and public company related costs and a $1.3 million increase in legal fees;

- Diesel fuel expense increased $10.0 million, or 30% primarily due to higher average fuel costs of $2.44 per gallon in 2010 compared to $1.94 per gallon in 2009, resulting in an $8.6 million increase in fuel expense and an unfavorable consumption variance of $1.3 million due to increased carloads in 2010;

- Casualties and insurance expense increased $0.8 million, or 5% primarily due to an increase in insurance premiums and incident reserves. FRA reportable personal injuries increased slightly to 27 in the year ended December 31, 2010 from 23 in the year ended December 31, 2009. Our FRA personal injury frequency ratio, which is measured as the number of reportable injuries per 200,000 person hours worked, was 2.1 at December 31, 2010, compared to 1.8 at December 31, 2009. FRA reportable train accidents decreased to 30 in the year ended December 31, 2010 from 34 in the year ended December 31, 2009;

- Materials expense increased $8.2 million, or 72% primarily due to an increase of $4.2 million in car repair material purchases as a result of an increase in car repair activity and additional expenses of $3.4 million related to Atlas;

- Joint facilities expense increased $1.7 million, or 25% partially due to the increased carload volume;

- Other expenses increased $2.2 million, or 7% primarily due to an increase of $1.4 million in travel and automotive fuel expense, an increase of $1.0 million for Atlas and an increase in public company costs of $0.7 million;

- The execution of track maintenance agreements in 2010 and 2009 resulted in the Shipper paying for $17.6 million and $16.7 million of maintenance expenditures, net of related consulting fees, respectively;

- Asset sales and a lease termination resulted in net gains of $2.2 million and $25.8 million in the years ended December 31, 2010 and 2009, respectively. The gains on sales of assets in 2010 are primarily due to land and easement sales along our corridor of track. In 2009, we terminated the lease of the OVRR line, which resulted in a gain on disposal of $26.8 million and we sold a portion of track owned by the Central Railroad of Indianapolis at a price set by the STB of $0.4 million, which resulted in a loss on disposition of $1.5 million. We also sold a portion of track owned by the Central Oregon and Pacific Railroad, known as the Coos Bay Line, to the Port of Coos Bay for $16.6 million. The carrying value of this line approximated the sale price; and

- Depreciation and amortization expense increased $3.0 million or 7% due to the capitalization and depreciation of 2009 and 2010 capital projects and the acquisition of Atlas.

Other Income (Expense) Items

Interest Expense. Interest expense, including amortization of deferred financing costs, decreased $3.1 million to $83.8 million for the year ended December 31, 2010, from $86.9 million in the year ended December 31, 2009. This decrease is primarily due to the redemption of $74 million of senior secured notes in June 2010 and in November 2009. Interest expense also includes $20.9 million and $16.6 million of swap amortization costs for the years ended December 31, 2010 and 2009, respectively. In connection with the repayment of the bridge credit facility in 2009, we terminated our existing interest rate swap. Per *Derivatives and Hedging Topic*, ASC 815, since the hedged cash flow transactions, future interest payments, did not terminate, but continued with the senior secured notes, the fair value of the hedge on the termination date in accumulated comprehensive loss is amortized into interest expense over the shorter of the remaining life of the swap or the maturity of the notes.

Other Loss. Other loss of $4.8 million and $8.1 million during the years ended December 31, 2010 and 2009, respectively, primarily relate to costs incurred in connection with the repurchase of senior secured notes during the second quarter of 2010 and fourth quarter of 2009 and the write-off of unamortized deferred loan costs associated with our former bridge credit facility in the second quarter of 2009. Other loss also includes $1.8 million and $0.2 million of management fee income that is recorded in connection with the transactions where our employees receive restricted stock awards from related parties in the years ended December 31, 2010 and 2009, respectively. As part of the restricted stock transactions, we recorded an offsetting expense in labor and benefits. Other loss during the year ended December 31, 2010 was partially offset by a $2.0 million transaction break-up fee, or $1.8 million net of expenses, in the third quarter of 2010.

Income Taxes. The effective income tax rate for the years ended December 31, 2010 and 2009 for continuing operations were a provision of 26.4% and 84.8%, respectively. The overall tax rate for the year ended December 31, 2010 was favorably impacted by a decrease in the valuation allowance ($2.9 million) and a reduction of tax reserves due to the lapse of the statute of limitations ($1.1 million). These favorable tax adjustments were partially offset by an expense relating to change in estimates of apportioned state tax rates and other adjustments ($1.2 million) and by an expense relating to stock-based compensation plans ($0.7 million). The overall effective tax rate for continuing operations for the year ended December 31, 2009 was unfavorably impacted by the repatriation of OVRR's Canadian earnings ($15.0 million) and by an increase in the valuation allowance ($4.0 million). These unfavorable adjustments were partially offset by the resolution of the Australian tax audit ($2.5 million), the conversion of certain operating subsidiaries to single member limited liability companies ($1.0 million) and the adjustment of deferred tax balances resulting from change in tax laws and change in estimates of the apportioned state rates ($2.3 million). For the year ended December 31, 2010 and 2009 we paid cash taxes of $7.4 million and $3.4 million, respectively.

Discontinued Operations. In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In the year ended December 31, 2009, we recorded an adjustment of $0.2 million, or $0.2 million, after tax, as a gain on disposal of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (U.S. $204 million). On May 14, 2009, we received a notice from the Australian Taxation Office ("ATO") indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, during the second quarter of 2009, we removed the previously recorded tax reserves resulting in a benefit to the continuing operations tax provision of $2.5 million, an adjustment to the gain on disposal of discontinued operations of $12.3 million and reduced our accrual for consulting fees resulting in a gain on disposal of discontinued operations of $0.7 million, or $0.5 million after tax.

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008

The following table sets forth the results of operations for the years ended December 31, 2009 and 2008:

	Year Ended December 31,			
	2009		2008	
Operating revenue	$ 425,774	100.0%	$ 508,466	100.0%
Operating expenses:				
Labor and benefits	143,604	33.7%	148,789	29.3%
Equipment rents	35,978	8.5%	45,020	8.9%
Purchased services	30,914	7.3%	38,792	7.6%
Diesel fuel	33,290	7.8%	69,974	13.8%
Casualties and insurance	16,795	3.9%	22,041	4.3%
Materials	11,399	2.7%	10,663	2.1%
Joint facilities	6,942	1.6%	12,573	2.5%
Other expenses	33,037	7.8%	33,265	6.5%
Track maintenance expense reimbursement	(16,656)	-3.9%	--	--
Net gain on sale of assets	(25,839)	-6.1%	(1,697)	-0.3%
Impairment of assets	--	--	3,420	0.6%
Depreciation and amortization	42,105	9.9%	39,578	7.8%
Total operating expenses	311,569	73.2%	422,418	83.1%
Operating income	114,205	26.8%	86,048	16.9%
Interest expense, including amortization costs	(86,878)		(61,678)	
Other loss	(8,117)		(9,008)	
Income from continuing operations before income taxes	19,210		15,362	
Provision for income taxes	16,299		1,599	
Income from continuing operations	2,911		13,763	
Discontinued operations:				
Gain on disposal of discontinued business	12,931		2,764	
Net income	$ 15,842		$ 16,527	

Operating Revenue

Operating revenue decreased by $82.7 million, or 16%, to $425.8 million in the year ended December 31, 2009, from $508.5 million in the year ended December 31, 2008. Total carloads during the year ending December 31, 2009 decreased 22% to 829,012 in 2009, from 1,056,710 in the year ended December 31, 2008. The decrease in operating revenue was primarily due to the decrease in carloads and lower fuel surcharges, which declined $17.4 million from the prior period.

The average revenue per carload remained relatively constant at $416 for both years ended December 31, 2009 and 2008. Lower fuel surcharges and negative commodity mix changes, were partially offset by rate growth.

Non-freight revenue increased by $12.8 million, or 19%, to $81.2 million in the year ended December 31, 2009 from $68.4 million in the year ended December 31, 2008, primarily due to increases in car storage fees of $6.3 million and car repair income of $3.0 million, partially offset by a decrease in car hire income of $3.7 million. In addition, during the year ended December 31, 2009, we restructured a Class I contract on one of our Canadian railroads which resulted in $6.4 million in revenue shifting from freight to non-freight.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009			Year Ended December 31, 2008		
	Freight Revenue	Carloads	Average Freight Revenue per Carload	Freight Revenue	Carloads	Average Freight Revenue per Carload
	(Dollars in thousands, except average freight revenue per carload)					
Industrial Products	$ 167,489	349,238	$ 480	$ 236,375	515,348	$ 459
Agricultural Products	81,844	178,981	457	87,480	198,406	441
Construction Products	58,320	122,765	475	78,822	165,109	477
Coal	36,914	178,028	207	37,364	177,847	210
Total	$ 344,567	829,012	$ 416	$ 440,041	1,056,710	$ 416

Freight revenue was $344.6 million in the year ended December 31, 2009, compared to $440.0 million in the year ended December 31, 2008, a decrease of $95.5 million or 22%. This decrease was primarily due to the net effect of the following:

- Industrial products revenue decreased $68.9 million, or 29%, primarily due to a 55% decrease in shipments of metallic ores and metals as a result of the temporary closure of a customer facility and a production curtailment at facilities in Texas, a 31% decrease in waste and scrap materials carloads as a result of declines in municipal solid waste moves for landfills in the Southeast and reduced movements of construction debris in the Northeast, a 22% decrease in chemical carloads as a result of the weakening manufacturing market, and a 49% decrease in bridge traffic in Canada from the restructuring of a Class I contract in 2009, which resulted in freight revenue shifting to non-freight revenue;

- Agricultural products revenue decreased $5.6 million, or 6%, primarily due to a 12% decrease in agricultural products carloads as a result of reduced shipments of corn and soybeans in the Midwest and a 4% decrease in food and kindred products carloads as a result of reduced movements of spent grain mash from ethanol plants to animal feed facilities and a decrease in production of beet sugar in the Midwest;

- Construction products revenue decreased $20.5 million, or 26%, primarily due to a 34% decrease in forest products carloads as a result of declines in the Pacific Northwest stemming from the continued decline in the housing and construction markets and a 19% decrease in non-metallic mineral and products carloads as a result of decreases in construction activity in Texas and reduced demand for minerals used in the paper industry; and

- Coal revenue was relatively flat for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Operating Expenses

Operating expenses decreased to $311.6 million in the year ended December 31, 2009, from $422.4 million in the year ended December 31, 2008. The operating ratio was 73.2% in 2009 compared to 83.1% in 2008. The improvement in the operating ratio was primarily due to gains of $25.8 million primarily due to a lease termination, our continuing cost reduction initiatives, which include reductions in labor and purchased services expenses, a decrease in maintenance expenditures for right of way improvements as a result of the track maintenance agreement, a reduction in car hire expense and a decrease in fuel prices in the year ended December 31, 2009 as compared to the same period in 2008. The year ended December 31, 2009 includes a non-cash charge of $6.3 million in labor and benefits expense related to the initial public offering for the expiration of a repurchase feature under the former stock compensation agreements. The 2009 and 2008 operating expenses also include $1.4 million and $6.1 million, respectively, of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. The costs incurred during the year ended December 31, 2009 and 2008 are included within labor and benefits ($1.2 million and $4.2 million, respectively), purchased services ($0.2 million and $1.4 million, respectively) and other expenses ($0 and $0.5 million, respectively).

The net decrease in operating expenses is due to the following:

- Labor and benefits expense decreased $5.2 million, or 4% primarily due to a reduction in labor force as a result of the decline in carload volumes and additional cost savings initiatives implemented by management. This decrease was partially offset by the non-cash initial public offering charge mentioned above which was incurred in 2009. Other benefits expense also included restructuring costs during the years ended 2009 and 2008 as mentioned above;

- Equipment rents expense decreased $9.0 million, or 20% primarily due to a reduction in car hire expense as a result of the decline in carload volume;

- Purchased services expense decreased $7.9 million, or 21% primarily due to cost reduction initiatives implemented by management during 2009 and costs incurred in connection with the restructuring and relocation of corporate headquarters in 2008;

- Diesel fuel expense decreased $36.7 million, or 52% primarily due to lower average fuel costs of $1.94 per gallon in 2009 compared to $3.23 per gallon in 2008, resulting in a $21.1 million decrease in fuel expense and a favorable consumption variance of $15.1 million;

- Casualties and insurance expense decreased $5.2 million, or 24% primarily due to management initiatives to decrease safety related incidents. FRA reportable train accidents decreased to 34 in the year ended December 31, 2009 from 44 in the year ended December 31, 2008 while FRA personal injuries decreased to 23 in the year ended December 31, 2009 from 26 in the year ended December 31, 2008. Our FRA personal injury frequency ratio, which is measured as the number of reportable injuries per 200,000 person hours worked, was 1.8 at December 31, 2009, compared to 1.6 at December 31, 2008;

- Materials expense increased $0.7 million, or 7% primarily due to an increase in car repair material purchases, partially offset by a decrease of $1.2 million in locomotive and track materials as a result of fewer repairs;

- Joint facilities expense decreased $5.6 million, or 45% partially due to the decline in carload volume;

- Other expenses remained relatively flat for the year ended December 31, 2009 as compared to the year ended December 31, 2008;

- The execution of the track maintenance agreement in 2009 resulted in the Shipper paying for $17.1 million of maintenance expenditures and we incurred $0.4 million for related consulting fees;

- Asset sales and a lease termination resulted in net gains of $25.8 million and $1.7 million in the years ended December 31, 2009 and 2008, respectively. In 2009, we terminated the lease of the OVRR line which resulted in a gain on disposal of $26.8 million. In 2009, we sold of a portion of track owned by the Central Railroad of Indianapolis at a price set by the STB of $0.4 million, which resulted in a loss on disposition of $1.5 million. We also sold a portion of track owned by the Central Oregon and Pacific Railroad, known as the Coos Bay Line, to the Port of Coos Bay for $16.6 million. The carrying value of this line approximated the sale price. The gain on sale of assets of $1.7 million in 2008 was primarily due to land and easement sales along our corridor of track;

- Impairment of assets of $3.4 million for the year ended December 31, 2008 related to the former corporate headquarters building located in Boca Raton, Florida and disposed surplus locomotives; and

- Depreciation and amortization expense increased as a percentage of operating revenue to 9.9% in the year ended December 31, 2009, from 7.8% in the year ended December 31, 2008 due to the capitalization and depreciation of 2008 and 2009 capital projects and the overall decrease in operating revenue.

Other Income (Expense) Items

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $25.2 million to $86.9 million for the year ended December 31, 2009, from $61.7 million in the year ended December 31, 2008. This increase is primarily due to an increase in the effective interest rate on our debt beginning in the third quarter of 2008, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs. The interest rate on the bridge credit facility increased to LIBOR plus 4.00% from LIBOR plus 2.25%, effective July 1, 2008 as part of the amendment to extend the maturity of the loan. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the 2008 amendment and extension of the bridge credit facility. Interest expense includes $26.9 million and $10.1 million of amortization costs for the years ended December 31, 2009 and 2008, respectively. Amortization costs in the year ended December 31, 2009 include $16.6 million of swap termination cost amortization. In connection with the repayment of the bridge credit facility, we terminated our existing interest rate swap. Per *Derivatives and Hedging Topic*, ASC 815, since the hedged cash flow transactions, future interest payments, did not terminate, but continued with the senior secured notes, the fair value of the hedge on the termination date in accumulated comprehensive loss is amortized into interest expense over the shorter of the remaining life of the swap or the maturity of the notes.

Other Income (Loss). Other loss of $8.1 million during the year ended December 31, 2009 primarily relates to costs incurred in connection with the repurchase of senior secured notes during the fourth quarter of 2009 and the write-off of unamortized deferred loan costs associated with our former bridge credit facility. Other loss of $9.0 million during the year ended December 31, 2008 primarily relates to foreign exchange losses associated with the U.S. dollar term borrowing held by one of our Canadian subsidiaries. For the year ended December 31, 2008 the exchange rates decreased, resulting in a foreign exchange loss of $8.3 million.

Income Taxes. Our effective income tax rates for the years ended December 31, 2009 and 2008 for continuing operations were a provision of 84.8% and 10.4%, respectively. The overall effective tax rate for continuing operations for the year ended December 31, 2009 was unfavorably impacted by the repatriation of OVRR's Canadian earnings ($15.0 million) and by an increase in the valuation allowance ($4.0 million). These unfavorable adjustments were partially offset by the resolution of the Australian tax audit ($2.5 million), the conversion of certain operating subsidiaries to single member limited liability companies ($1.0 million) and the adjustment of deferred tax balances resulting from change in tax laws and change in estimates of the apportioned state rates ($2.3 million). The effective tax rate for continuing operations for the year ended December 31, 2008 was adversely impacted by the tax effects for repatriation of Canadian earnings ($3.3 million), an increase in the valuation allowance ($3.1 million), an accrual for uncertain tax positions ($1.7 million) and the revaluation of deferred taxes for change in tax laws and change in estimated state apportionment factors ($1.4 million). The rate for the year ended December 31, 2008 included a federal tax benefit of approximately $16 million related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008. The rate for the year ended December 31, 2009, did not include a similar federal tax benefit due to the execution of the Track Maintenance Agreement in 2009 as discussed above. For the year ended December 31, 2009 and 2008 we paid cash taxes of $3.4 million and $6.7 million, respectively.

Discontinued Operations. In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In 2008, we settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after tax, through the gain on disposal of discontinued operations. In the year ended December 31, 2009, we recorded an adjustment of $0.2 million, or $0.2 million, after tax, as a gain on disposal of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (U.S. $204 million). During the years ended December 31, 2008 and 2007, we incurred additional consulting costs associated with the sale of Freight Australia of $1.9 million or $1.3 million, after tax, and $1.1 million or $0.8 million, after tax, related to the ATO audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. In addition, we recognized foreign exchange gains of $4.0 million or $2.8 million, after tax, on tax reserves established in conjunction with the ATO audit during the period ended December 31, 2008. On May 14, 2009, we received a notice from the Australian Taxation Office ("ATO") indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, during the second quarter of 2009, we removed the previously recorded tax reserves resulting in a benefit to the continuing operations tax provision of $2.5 million, an adjustment to the gain on disposal of discontinued operations of $12.3 million and reduced our accrual for consulting fees resulting in a gain on disposal of discontinued operations of $0.7 million, or $0.5 million after tax.

Liquidity and Capital Resources

The discussion of liquidity and capital resources that follows reflects our consolidated results and includes all subsidiaries. We have historically met our liquidity requirements primarily from cash generated from operations and borrowings under our credit agreements which are used to fund capital expenditures and debt service requirements. For the year ended December 31, 2010, there was a net cash inflow from operations of $117.2 million primarily due to cash flow generated by operations. We believe that we will be able to generate sufficient cash flow from operations to meet our capital expenditure and debt service requirements through our continued focus on revenue growth and operating efficiency.

Operating Activities

Cash provided by operating activities was $117.2 million for the year ended December 31, 2010, compared to $9.5 million for the year ended December 31, 2009. The increase in cash provided by operating activities was primarily due to cash payments made for the termination of the interest rate swap in connection with the repayment of the bridge credit facility in June 2009 of $55.8 million.

Cash provided by operating activities was $9.5 million and $83.6 million for the years ended December 31, 2009 and 2008, respectively. The decrease in cash provided by operating activities was primarily due to the termination of the interest rate swap in connection with the repayment of the bridge credit facility in June 2009, the gain on the disposal of OVRR in 2009, and timing of interest payments.

Investing Activities

Cash (used in) provided by investing activities was $(77.6) million for the year ended December 31, 2010, compared to $42.2 million for the year ended December 31, 2009. The 2010 results include $23.9 million in cash used for the acquisition of Atlas. Capital expenditures were $62.7 million in the year ended December 31, 2010, compared to $47.8 million in the year ended December 31, 2009. Asset sale/disposition proceeds were $4.1 million for the year ended December 31, 2010 compared to $90.3 million for the year ended December 31, 2009, primarily due to the termination of the OVRR lease agreement for $68.6 million and the sale of the Coos Bay Line for $16.6 million in 2009.

Cash provided by (used in) investing activities was $42.2 million for the year ended December 31, 2009, compared to $(45.7) million for the year ended December 31, 2008. Capital expenditures were $47.8 million in the year ended December 31, 2009, compared to $61.3 million in the year ended December 31, 2008. Asset sale/disposition proceeds were $90.3 million for the year ended December 31, 2009 compared to $17.4 million for the year ended December 31, 2008, primarily due to the termination of the OVRR lease agreement and the sale of the Coos Bay Line.

Financing Activities

Cash (used in) provided by financing activities was $(77.2) million for the year ended December 31, 2010, compared to $111.2 million in the year ended December 31, 2009. The decrease in cash provided by financing activities from December 31, 2009 to December 31, 2010 was due to the common stock proceeds generated from the initial public offering in October 2009 and the issuance of the 9.25% senior secured notes, partially offset by the cash used to repay the existing bridge credit facility and financing costs associated with the issuance of the notes. On November 16, 2009, we redeemed $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date. On June 24, 2010, we redeemed $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date.

Cash provided by (used in) financing activities was $111.2 million for the year ended December 31, 2009, compared to $(24.8) million in the year ended December 31, 2008. The cash provided by financing activities in the year ended December 31, 2009 was due to the common stock proceeds generated from the initial public offering in October 2009 and the issuance of the 9.25% senior secured notes, partially offset by the cash used to repay the existing bridge credit facility and financing costs associated with the issuance of the notes. The cash used in financing activities during the year ended December 31, 2008 was primarily due to the amendment fee paid in conjunction with the extension of the bridge credit facility and the repayment of the mortgage on the corporate headquarters building sold during the third quarter of 2008.

Working Capital

As of December 31, 2010, we had working capital of $152.0 million, including cash on hand of $153.0 million, and approximately $21.4 million of availability under the ABL Facility (as defined below), compared to working capital of $202.2 million, including cash on hand of $190.2 million, and $17.1 million of availability under the ABL Facility at December 31, 2009. The working capital decrease at December 31, 2010, compared to December 31, 2009, is primarily due to the use of cash for the paydown of the senior secured notes in June 2010 and the acquisition of Atlas in July 2010. In June 2009, we declared and paid a cash dividend in the amount of $20.0 million to our common stockholders.

Our cash flows from operations and borrowings under our credit agreements historically have been sufficient to meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt service requirements. We expect to continue to sufficiently meet our ongoing operating requirements with our cash flows from operations and borrowings under the ABL Facility.

Capital Expenditures

The following table sets forth our track and related assets capital expenditures by major type for the years ended December 31, 2010, 2009, and 2008.

	Year Ended December 31,		
	2010	2009	2008
	(amounts in thousands)		
Ties	$ 19,594	$ 19,472	$ 21,822
Bridges	8,309	7,328	7,127
Surfacing	5,817	5,358	5,424
Rail	12,173	3,521	3,909
Crossings	3,379	3,086	2,746
Turnouts	896	1,306	734
Signals	1,858	1,258	1,194
Other	—	632	647
Casualty related	1,800	92	5,217
NECR grant reimbursements	(4,884)	—	—
Capital reimbursements	(4,686)	(5,478)	—
Total	$ 44,256	$ 36,575	$ 48,820

The increase in track and related assets capital expenditures in 2010 compared to 2009 was primarily due to the NECR track upgrade grant project. The decrease in track and related assets expenditures in 2009 from 2008 was primarily due to capital reimbursements from the track maintenance agreement and unplanned casualty related capital expenditures in 2008.

The following table sets forth the approximate number of ties installed and replaced, miles of rail installed and replaced and track miles resurfaced during the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,		
	2010	2009	2008
Ties (each, in thousands)			
Installed	—	3	—
Replaced	346	346	362
Rail (miles)			
Installed	—	1	—
Replaced	22	16	14
Surfaced (miles)	768	873	942

Long-term Debt

$740 million 9.25% Senior Secured Notes

On June 23, 2009, we sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering for gross proceeds of $709.8 million after deducting the initial purchaser's fees and the original issue discount. The notes are secured by first-priority liens on substantially all of our and the guarantors' assets. The guarantors are defined essentially as our existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

We may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. We may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, we may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, we may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter. On November 16, 2009, we redeemed $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date. On June 24, 2010, we redeemed $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date.

On November 2, 2009, we commenced an exchange offer of the privately placed senior secured notes for senior secured notes which have been registered under the Securities Act. The registered notes have terms that are substantially identical to the privately placed notes. The exchange offer expired on December 2, 2009.

We may issue from time to time additional debt, without notice to or consent of the existing senior secured notes holders, having identical terms and conditions to the existing senior secured notes. Any additional notes issued shall be treated as a single class along with the existing senior secured notes.

$40 million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, we also entered into a $40 million Asset Backed Loan ("ABL") Facility. The ABL Facility matures on June 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL collateral. ABL collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of December 31, 2010, we had no outstanding balance under the ABL Facility and approximately $21.4 million of undrawn availability, taking into account borrowing base limitations.

On June 10, 2010, we entered into Amendment No. 1 to the ABL Facility improving certain terms of the ABL Facility. Among other things, Amendment No. 1 eliminates the LIBOR-based interest rate floor of 2.5%, modifies the borrowing base calculation and reporting requirements to require less frequent financial reporting in certain circumstances, adjusts the limitations on permitted acquisitions and restricted payments and amends the financial covenants to incorporate cash balances in certain definitions.

On February 23, 2011, we entered into Amendment No. 2 to the Asset Backed Loan Facility. Amendment No. 2 adjusts certain terms of the ABL Facility and increases the threshold for Restricted Payments, as defined in the ABL Facility, to allow share repurchases of our common stock in an amount not exceed $75 million without affecting other Restricted Payment baskets.

Covenants to Senior Secured Notes and ABL Facility

The indenture governing the senior secured notes contains certain limitations and restrictions on us and our restricted subsidiaries' (as of the date of this report, all of our subsidiaries were restricted subsidiaries) ability to, among other things, incur additional indebtedness; issue preferred and disqualified stock; purchase or redeem capital stock; make certain investments; pay dividends or make other payments or loans or transfer property; sell assets; enter into certain types of transactions with affiliates involving consideration in excess of $5.0 million; create liens on certain assets; and sell all or substantially all of our assets or our guarantor's assets or merge with or into another company.

The covenants are subject to important exceptions and qualifications described below.

We and our restricted subsidiaries are prohibited from incurring or issuing additional indebtedness and disqualified stock and its restricted subsidiaries are prohibited from issuing preferred stock unless our fixed charge coverage ratio, defined as Adjusted EBITDA less capital expenditures divided by fixed charges, for the most recently ended four full fiscal quarters would have been at least 2.00 to 1.00 on a pro forma basis. In addition, we may, among other things, incur certain credit facilities debt not to exceed the greater of (i) $60 million and (ii) the borrowing base; purchase money indebtedness or capital lease obligations not to exceed the greater of (i) $80 million and (ii) 5.0% of total assets; indebtedness of foreign subsidiaries not to exceed the greater of (i) $25 million and (ii) 15% of total assets of foreign subsidiaries; acquired debt so long as we would be permitted to incur at least an additional $1 of indebtedness under its fixed charge ratio or such ratio is greater following the transaction; and up to $100 million (limited to

$50 million for restricted subsidiaries) indebtedness, disqualified stock or preferred stock, subject to increase from the proceeds of certain equity sales and capital contributions.

Furthermore, we and our restricted subsidiaries are prohibited from purchasing or redeeming capital stock; making certain investments, paying dividends or making other payments or loans or transfers of property, unless we could incur an additional dollar of indebtedness under our fixed charge ratio and such payment is less than 50% of our consolidated net income plus certain other items that increase the size of the payment basket. In addition, we may, among other things, make any payment from the proceeds of a capital contribution or concurrent offering of equity interests of us; make stock buy-backs from current and former employees/directors in an amount to not exceed $5 million per year, subject to carryover of unused amounts into subsequent years (capped at $10 million in any year) and subject to increase for cash proceeds from certain equity issuances to employees/directors and cash proceeds from key man life insurance; make investments in unrestricted subsidiaries in an amount not to exceed (i) $10 million and (ii) 0.75% of total assets; pay dividends following a public offering up to 6% per annum of the net proceeds received by the us; make any payments up to $25 million. Moreover, we may make investments in an amount not to exceed the greater of (i) $25 million and (ii) 2.0% of total assets, investments in a similar business not to exceed the greater of (i) $50 million and (ii) 3% of total assets and advances to employees not in excess of $5 million.

Adjusted EBITDA, as defined in the indenture governing the senior secured notes, is the key financial covenant measure that monitors our ability to undertake key investing and financing functions, such as making investments, transferring property, paying dividends, and incurring additional indebtedness.

The following table sets forth the reconciliation of Adjusted EBITDA from our cash flow from operating activities (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities to Adjusted EBITDA Reconciliation:			
Net cash provided by operating activities	$ 117,169	$ 9,540	$ 83,572
Changes in working capital accounts	(10,849)	32,850	(11,524)
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	(49,847)	(52,340)	(49,118)
Amortization of swap termination costs	(20,891)	(16,616)	—
Net gain on sale or disposal of properties	2,191	26,766	1,738
Foreign exchange gain (loss) on debt	—	1,160	(8,260)
Swap termination costs	—	55,750	—
Loss on extinguishment of debt	(8,357)	(9,499)	—
Equity compensation costs	(7,534)	(10,712)	(3,042)
Deferred income taxes	(2,765)	(21,057)	3,161
Net income	19,117	15,842	16,527
Add: Discontinued operations gain	—	(12,931)	(2,764)
Income from continuing operations	19,117	2,911	13,763
Add:			
Provision for income taxes	6,856	16,299	1,599
Interest expense, including amortization costs	83,775	86,878	61,678
Depreciation and amortization	45,091	42,105	39,578
EBITDA	154,839	148,193	116,618
Add:			
Impairment of assets	—	—	3,420
Equity compensation costs	7,534	10,712	3,042
Foreign exchange (gain) loss on debt	—	(1,160)	8,260
Loss on extinguishment of debt	8,357	9,499	—
Acquisition income, net of expense	(1,300)	—	—
Gain on OVRR lease termination	—	(26,811)	—
Non-recurring headquarter relocation costs	—	1,403	6,089
Adjusted EBITDA	$ 169,430	$ 141,836	$ 137,429

Based on current levels of Adjusted EBITDA, we are not restricted in undertaking key investing and financing functions as discussed above.

Adjusted EBITDA, as presented herein, is a supplemental measure of liquidity that is not required by, or presented in accordance with, GAAP. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, Adjusted EBITDA has limitations as an analytical tool. It is not a measurement of our cash flows from operating activities under GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of liquidity.

The ABL Facility includes customary affirmative and negative covenants, including, among other things, restrictions on (i) the incurrence of indebtedness and liens, (ii) investments and loans, (iii) dividends and other payments with respect to capital stock, (iv) redemption and repurchase of capital stock, (v) mergers, acquisitions and asset sales, (vi) payments and modifications of other debt (including the notes), (vii) affiliate transactions, (viii) altering our business, (ix) engaging in sale-leaseback transactions and (x) entering into agreements that restrict our ability to create liens or repay loans or issue capital stock. In addition, if total liquidity under the ABL Facility is below $20.0 million, we will be subject to a minimum fixed charge coverage ratio of 1.1 to 1.0.

$650 million Bridge Credit Facility

As part of the merger transaction in which we were acquired by certain private equity funds managed by affiliates of Fortress we terminated the commitments under our former amended and restated credit agreement and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, we entered into a $650 million bridge credit facility agreement. The facility consists of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. We entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at our option. Under the amended bridge credit facility agreement, the term loans and revolving loans paid interest at LIBOR plus 4.00%. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%.

In November 2008, we entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted us to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers were collateralized by the assets of and guaranteed by us and most of our U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

Interest Rate Swaps

On February 14, 2007, we entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of the swap started at $425 million for the period commencing February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period commencing November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period commencing November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, we were required to pay a fixed interest rate of 4.95% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualified, was designated and was accounted for as a cash flow hedge under ASC 815. This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at December 31, 2009. Interest expense of $0.3 million was recognized during the year ended December 31, 2009 for the portion of the hedge deemed ineffective. Interest expense of $0.5 million was recognized during the year ended December 31, 2008 for the portion of the hedge deemed ineffective. Pursuant to ASC 815, the fair value balance of the swap at the termination date remains in accumulated other comprehensive loss, net of tax, and is amortized into interest expense over the remaining life of the original swap (through February 14, 2014). As a result of the $74 million redemption of the notes during June 2010, an additional $1.7 million of unamortized expense was recognized during the year ended December 31, 2010. This was the result of reducing the face value of the outstanding senior secured notes below the notional amount of the swap. As of December 31, 2010, accumulated other comprehensive loss included $12.7 million, net of tax, of unamortized loss relating to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $11.9 million, or $7.2 million, net of tax.

On June 3, 2005, we entered into two interest rate swaps for a total notional amount of $100 million for the period commencing November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, we were required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under ASC 815. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 while the remaining amount terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2009. Interest expense of $0.5 million was recognized during the year ended December 31, 2008, for the portion of the hedge deemed ineffective.

For derivative instruments in an asset position, we analyze the credit standing of the counterparty and factor it into the fair value measurement. *Fair Value Measurements and Disclosures Topic*, ASC 820, states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Contractual Obligations

Two primary uses of the cash provided by our operations are capital expenditures and debt service. The following table represents the minimum future payments on our long-term debt, and our existing lease obligations as of December 31, 2010 (in thousands):

	Total	2011	2012-2013	2014-2015	After 2015
Senior secured notes	$ 592,000	$ —	$ —	$ —	$ 592,000
Other long term debt	2,527	380	605	678	864
Interest payments on senior secured notes	355,940	54,760	109,520	109,520	82,140
Interest payments on long term debt	768	157	254	274	83
Capital lease obligations	25	25	—	—	—
Operating lease obligations	57,466	17,318	16,801	5,021	18,326
Total contractual cash obligations(1)	$ 1,008,726	$ 72,640	$ 127,180	$ 115,493	$ 693,413

(1) There were no material purchase obligations outstanding as of December 31, 2010. Table excludes any reserves for income taxes under Income Taxes Topic, ASC 740-10-25, because we are unable to reasonably predict the ultimate amount or timing of settlement of our unrecognized tax benefits beyond 2010. As of December 31, 2010, our reserves for income taxes totaled approximately $5.5 million.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates are based on management's current expectations and beliefs and are subject to a number of factors that could lead to actual results materially differing from the estimates. The factors impacting management's estimates are set forth below.

The critical financial statement accounts that are subject to significant estimation are reserves for litigation, casualty and environmental matters, allowance for doubtful accounts, deferred income taxes, property, plant and equipment depreciation methods and goodwill and intangible assets.

In accordance with *Contingencies Topic*, ASC 450, an accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired and can be reasonably estimated. These estimates have been developed in consultation with outside counsel handling our defense in these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Subsequent changes to those estimates are reflected in our statements of operations in the period of the change.

Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the statutory tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish an additional valuation allowance against a portion of our deferred tax asset, resulting in an increase in our effective tax rate and an adverse effect on earnings. Additionally, changes in our estimates regarding the statutory tax rates to be applied to the reversal of deferred tax assets and liabilities could materially affect our effective tax rate.

Property, plant and equipment comprised 61% of our total assets as of December 31, 2010. These assets are stated at cost, less accumulated depreciation. For track and related assets, we use the group method of depreciation under which a single depreciation rate is applied to the gross investment. Service lives and salvage values for each group of assets are determined by completing periodic life studies and applying our assumptions regarding service lives of our property. A life study is the periodic review of asset lives for groups of assets conducted and analyzed by us with the assistance of a third-party expert. Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. As part of the life studies, we make an assessment of the recorded amount of accumulated depreciation. Any deficiency (excess), including any deferred gains or losses, will be amortized as a component of depreciation expense over the remaining useful life of the asset group until the next life study. In the event that large groups of assets are removed from service as a result of unusual acts or sale, gains or losses are recognized immediately. Building, equipment and other fixed assets are specifically identified and we utilize straight line depreciation methods on a per asset basis.

Expenditures that increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. For the years ended December 31, 2010, 2009 and 2008 repairs and maintenance expenditures charged to operating expense represented approximately 50% of our total spend (including capitalized expenditures) for track and related assets. We self-construct portions of our track structure and rebuild certain rolling stock. In addition to direct labor and material we capitalize certain indirect costs. We periodically review the carrying value of our long-lived assets for impairment. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

We review the carrying values of goodwill and identifiable intangible assets with indefinite lives at least annually to assess impairment since these assets are not amortized. Additionally, we review the carrying value of goodwill or any intangible asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Management assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, we test for impairment in accordance with *Intangibles- Goodwill and Other Topic,* ASC 350. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are recognized when incurred.

For the indefinite-lived intangible assets the impairment test compares the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has certain railroad leases that are recorded as indefinite-lived intangible assets.

No circumstances have occurred to indicate an impairment and management believes that goodwill and the indefinite-lived intangible assets are not impaired based on the results of the annual impairment test. However, a change in circumstances in the future that may negatively impact cash flows including, but not limited to, a loss of a key customer, a significant reduction in the forecast of a reporting unit's carloadings, regulatory or legislative changes or a decrease in our market capitalization could result in an interim impairment test. The result of such an impairment test could result in the write-off of goodwill or indefinite lived intangible assets in a future accounting period.

For a complete description of our accounting policies, see Note 1 to our consolidated financial statements.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company's financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changing foreign currency exchange rates, interest rates and diesel fuel prices. Changes in these factors could cause fluctuations in earnings and cash flows.

Foreign Currency. Our foreign currency risk arises from owning and operating railroads in Canada. As of December 31, 2010, we had not entered into any currency hedging transactions to manage this risk. A decrease in the Canadian dollar could negatively impact our reported revenue and earnings for the affected period. During 2010, the Canadian dollar increased 5% in value in comparison to the U.S. dollar, while the average rate for the year ended 2010 was 10% higher than it was for 2009. The increase in the average Canadian dollar exchange rate led to an increase of $5.7 million in reported revenue and a $2.5 million increase in reported operating income in 2010, compared to 2009. A 10% unfavorable change in the 2010 average exchange rate would have negatively impacted 2010 revenue by $5.7 million and operating income by $2.5 million.

Interest Rates. Our senior secured notes issued in June 2009 are fixed rate instruments, and therefore, would not be impacted by changes in interest rates. Our potential interest rate risk results from our ABL Facility as an increase in interest rates would result in lower earnings and increased cash outflows. We do not currently have any outstanding balances under this facility, but if we were to draw upon it, we would be subject to changes in interest rates.

Diesel Fuel. We are exposed to fluctuations in diesel fuel prices, as an increase in the price of diesel fuel would result in lower earnings and increased cash outflows. Fuel costs represented 8.8% of total operating revenues during the year ended December 31, 2010. Due to the significance of fuel costs to our operations and the historical volatility of fuel prices, we participate in fuel surcharge programs which provide additional revenue to help offset the increase in fuel expense. These fuel surcharge programs fluctuate with the price of diesel fuel with a lag of three to nine months. Each one-cent change in the price of fuel would result in approximately a $0.2 million change in fuel expense on an annual basis.

Counterparty Risk. We monitor our hedging positions and the credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of RailAmerica, the accompanying notes thereto and the report of the independent registered certified public accounting firm are included as part of this Form 10-K and immediately follow the signature page of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES. Based on an evaluation by our management, with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework included in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2010. The report on the Company's internal control over financial reporting as of December 31, 2010, is on page F-3.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors, executive officers and nominees and our code of ethics is incorporated by reference from our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2011.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated by reference from our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership and securities issuable under equity compensation plans is incorporated by reference from our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning certain relationships and related transactions, and director independence, is incorporated by reference from our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is incorporated by reference from our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements filed as part of this report are listed separately in the Index of Financial Statements on page F-1 of this report.

The information required by Schedule II, *Valuation and Qualifying Accounts*, is included in Note 1 to the Consolidated Financial Statements. All other Financial Statement schedules are not applicable.

(b) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to RailAmerica, Inc.'s Form S-4 (File No. 333-162575) filed on October 20, 2009).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to RailAmerica, Inc.'s Form S-4 (File No. 333-162575) filed on October 20, 2009).
4.1	Stockholders Agreement by and between RailAmerica, Inc. and RR Acquisition Holding, LLC (incorporated by reference to Exhibit 4.1 to RailAmerica, Inc.'s Form S-4 (File No. 333-162575) filed on October 20, 2009).
4.2	Indenture, dated as of June 23, 2009, by and between RailAmerica, Inc., the guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee and Notes Collateral Agent (incorporated by reference to Exhibit 4.3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on July 27, 2009).
4.3	Form of 9.25% Notes due 2017 (included in Exhibit 4.2).
10.1	Credit Agreement, dated as of June 23, 2009, among RailAmerica, Inc., RailAmerica Transportation Corp., the several lenders from time to time parties thereto, Citicorp North America, Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to RailAmerica, Inc.'s Form S-1(File No. 333-160835) filed on September 1, 2009).
10.2	RailAmerica, Inc. 2008 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 22, 2009).+
10.3	RailAmerica, Inc. 2009 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to RailAmerica, Inc.'s Form S-8 (File No. 333-162428) filed on October 13, 2009).+
10.4	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 22, 2009).
10.5	Form of Management Shareholder Award Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.6	Form of Amended and Restated Restricted Share Agreement for Bonus Restricted Shares under the RailAmerica, Inc. Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.7	Form of Director Restricted Share Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.8	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and John Giles (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.9	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and Clyde Preslar (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.10	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and David Rohal (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.11	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and Paul Lundberg

	(incorporated by reference to Exhibit 10.11 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.12	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and Charles Patterson (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.13	Employment Agreement, dated as of September 28, 2009, by and between RailAmerica, Inc. and Scott Williams (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.14	Form of FECR Rail Corp. Consulting Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.15	Form of FECR Rail Corp. Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.16	Form of Florida East Coast Industries, Inc. Consulting Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.17	Form of Florida East Coast Industries, Inc. Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to RailAmerica, Inc.'s Form S-1 (File No. 333-160835) filed on September 29, 2009).+
10.18	Amendment No. 1 to the Asset Backed Loan Facility entered into on June 10, 2010 (incorporated by reference to Exhibit 10.1 to RailAmerica, Inc.'s Form 8-K (File No. 1-32579) filed on June 15, 2010).
10.19	Amendment No. 2 to the Asset Backed Loan Facility entered into on February 23, 2011 (incorporated by reference to Exhibit 10.1 to RailAmerica, Inc.'s Form 8-K (File No. 1-32579) filed on February 23, 2011).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

+ Executive Compensation Plan or Arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAILAMERICA, INC.

By: /s/ B. CLYDE PRESLAR
B. Clyde Preslar, Senior Vice President and
Chief Financial Officer (Principal Financial Officer)

Dated: March 4, 2011

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ JOHN E. GILES John E. Giles	President and Chief Executive Officer (Principal Executive Officer)	March 4, 2011
/s/ WESLEY R. EDENS Wesley R. Edens	Chairman of the Board of Directors	March 4, 2011
/s/ JOSEPH P. ADAMS JR. Joseph P. Adams, Jr.	Deputy Chairman of the Board of Directors	March 4, 2011
/s/ PAUL R. GOODWIN Paul R. Goodwin	Director	March 4, 2011
/s/ VINCENT T. MONTGOMERY Vincent T. Montgomery	Director	March 4, 2011
/s/ ROBERT SCHMIEGE Robert Schmiege	Director	March 4, 2011
/s/ RANDY T. PIANIN Randy T. Pianin	Vice President and Corporate Controller (Principal Accounting Officer)	March 4, 2011

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of RailAmerica, Inc.

We have audited the accompanying consolidated balance sheets of RailAmerica, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RailAmerica, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RailAmerica, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
March 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of RailAmerica, Inc.

We have audited RailAmerica, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RailAmerica, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RailAmerica, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of RailAmerica, Inc. and our report dated March 4, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
March 4, 2011

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 152,968	$ 190,218
Accounts and notes receivable, net of allowance of $6,767 and $4,557, respectively	74,668	66,619
Current deferred tax assets	12,769	12,697
Other current assets	15,200	21,958
Total current assets	255,605	291,492
Property, plant and equipment, net	981,622	952,527
Intangible assets	140,546	136,654
Goodwill	212,495	200,769
Other assets	13,385	17,187
Total assets	$ 1,603,653	$ 1,598,629
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 403	$ 669
Accounts payable	66,258	53,948
Accrued expenses	36,913	34,675
Total current liabilities	103,574	89,292
Long-term debt, less current maturities	2,147	3,013
Senior secured notes	571,161	640,096
Deferred income taxes	202,985	185,002
Other liabilities	19,037	21,895
Total liabilities	898,904	939,298
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 400,000,000 shares authorized; 54,859,261 shares issued and outstanding at December 31, 2010; and 54,364,306 shares issued and outstanding at December 31, 2009	549	544
Additional paid in capital and other	636,757	630,653
Retained earnings	65,503	46,386
Accumulated other comprehensive income (loss)	1,940	(18,252)
Total stockholders' equity	704,749	659,331
Total liabilities and stockholders' equity	$ 1,603,653	$ 1,598,629

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Operating revenue	$ 490,291	$ 425,774	$ 508,466
Operating expenses:			
Labor and benefits	153,993	143,604	148,789
Equipment rents	34,119	35,978	45,020
Purchased services	37,971	30,914	38,792
Diesel fuel	43,316	33,290	69,974
Casualties and insurance	17,574	16,795	22,041
Materials	19,607	11,399	10,663
Joint facilities	8,667	6,942	12,573
Other expenses	35,226	33,037	33,265
Track maintenance expense reimbursement	(17,589)	(16,656)	—
Net gain on sale of assets	(2,191)	(25,839)	(1,697)
Impairment of assets	—	—	3,420
Depreciation and amortization	45,091	42,105	39,578
Total operating expenses	375,784	311,569	422,418
Operating income	114,507	114,205	86,048
Interest expense, including amortization costs of $ 25,655, $26,889, and $10,083, respectively	(83,775)	(86,878)	(61,678)
Other loss	(4,759)	(8,117)	(9,008)
Income from continuing operations before income taxes	25,973	19,210	15,362
Provision for income taxes	6,856	16,299	1,599
Income from continuing operations	19,117	2,911	13,763
Discontinued operations:			
Gain on disposal of discontinued business (net of income taxes (benefit) of $0, $(12,006), and $697, respectively)	—	12,931	2,764
Net income	$ 19,117	$ 15,842	$ 16,527
Dividends declared and paid per common share	$ —	$ 0.46	$ —
Basic earnings per common share:			
Continuing operations	$ 0.35	$ 0.07	$ 0.32
Discontinued operations	—	0.28	0.06
Net income	$ 0.35	$ 0.35	$ 0.38
Diluted earnings per common share:			
Continuing operations	$ 0.35	$ 0.07	$ 0.32
Discontinued operations	—	0.28	0.06
Net income	$ 0.35	$ 0.35	$ 0.38
Weighted average common shares outstanding:			
Basic	54,793	45,979	43,443
Diluted	54,793	45,979	43,443

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Stockholders' Equity					
	Number of Shares Issued	Par Value	Additional Paid-in Capital and Other	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)					
Balance, January 1, 2008	43,199	$ 432	$ 468,762	$ 33,502	$ 10,053	$ 512,749
Net income	—	—	—	16,527	—	16,527
Change in market value of derivative instruments, net	—	—	—	—	(25,812)	(25,812)
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	1,019	1,019
Cumulative translation adjustments	—	—	—	—	(34,782)	(34,782)
Total comprehensive loss						(43,048)
Other equity contributions	71	1	1,049	—	—	1,050
Stock repurchases	(5)	—	(23)	—	—	(23)
Stock based compensation	266	2	790	—	—	792
Balance, December 31, 2008	43,531	$ 435	$ 470,578	$ 50,029	$ (49,522)	$ 471,520
Net income	—	—	—	15,842	—	15,842
Change in market value of derivative instruments, net	—	—	—	—	5,322	5,322
Amortization of terminated swap costs, net	—	—	—	—	10,303	10,303
Actuarial loss associated with pension and postretirement benefit plans	—	—	—	—	(843)	(843)
Cumulative translation adjustments	—	—	—	—	16,488	16,488
Total comprehensive income						47,112
Issuance of common stock	10,500	105	143,018	—	—	143,123
Dividends paid to common stockholders	—	—	—	(19,485)	—	(19,485)
Other equity contributions	—	—	819	—	—	819
Stock repurchases	(49)	—	(685)	—	—	(685)
Stock based compensation	382	4	16,923	—	—	16,927
Balance, December 31, 2009	54,364	$ 544	$ 630,653	$ 46,386	$ (18,252)	$ 659,331
Net income	—	—	—	19,117	—	19,117
Amortization of terminated swap costs, net	—	—	—	—	13,306	13,306
Write-off of swap costs, net	—	—	—	—	1,047	1,047
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	172	172
Cumulative translation adjustments	—	—	—	—	5,667	5,667
Total comprehensive income						39,309
Issuance of common stock	—	—	(106)	—	—	(106)
Stock repurchases	(112)	(1)	(1,318)	—	—	(1,319)
Stock based compensation	607	6	7,528	—	—	7,534
Balance, December 31, 2010	54,859	$ 549	$ 636,757	$ 65,503	$ 1,940	$ 704,749

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 19,117	$ 15,842	$ 16,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	49,847	52,340	49,118
Amortization of swap termination costs	20,891	16,616	—
Net gain on sale or disposal of properties	(2,191)	(26,766)	(1,738)
Foreign exchange (gain) loss on debt	—	(1,160)	8,260
Swap termination costs	—	(55,750)	—
Loss on extinguishment of debt	8,357	9,499	—
Equity compensation costs	7,534	10,712	3,042
Deferred income taxes and other	2,765	21,057	(3,161)
Changes in operating assets and liabilities, net of acquisitions and dispositions:			
Accounts receivable	(2,435)	10,873	12,257
Other current assets	7,512	(3,093)	(5,861)
Accounts payable	7,574	(3,182)	(5,016)
Accrued expenses	1,268	(16,677)	7,196
Other assets and liabilities	(3,070)	(20,771)	2,948
Net cash provided by operating activities	117,169	9,540	83,572
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(62,710)	(47,789)	(61,282)
NECR government grant reimbursement	4,884	—	—
Proceeds from sale/disposition of assets	4,108	90,340	17,367
Deferred acquisition/disposition costs and other	—	(355)	(1,736)
Acquisition, net of cash acquired	(23,926)	—	—
Net cash (used in) provided by investing activities	(77,644)	42,196	(45,651)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of senior secured notes	—	709,830	—
Principal payments on long-term debt	(622)	(625,898)	(7,359)
Repurchase of senior secured notes	(76,220)	(76,220)	—
Sale of common stock	(106)	143,123	635
Dividends paid to common stockholders	—	(19,485)	—
Deferred financing costs paid	(224)	(20,175)	(18,075)
Net cash (used in) provided by financing activities	(77,172)	111,175	(24,799)
Effect of exchange rates on cash	397	356	(1,558)
Net (decrease) increase in cash	(37,250)	163,267	11,564
Cash, beginning of period	190,218	26,951	15,387
Cash, end of period	$ 152,968	$ 190,218	$ 26,951
Supplemental cash flow information:			
Interest Paid	$ 57,986	$ 72,641	$ 44,784
Income Taxes Paid	$ 7,444	$ 3,416	$ 6,655

The accompanying Notes are an integral part of the Consolidated Financial Statements.

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

RailAmerica, Inc. ("RailAmerica" or the "Company") is a leading owner and operator of short line and regional freight railroads in North America, operating a portfolio of 40 individual railroads with approximately 7,300 miles of track in 27 states and three Canadian provinces. The Company's principal operations consist of rail freight transportation and ancillary rail services.

On November 14, 2006, RR Acquisition Holding LLC, a Delaware limited liability company ("Holdings") and RR Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Holdings ("Subsidiary"), both formed by investment funds managed by affiliates of Fortress Investment Group LLC ("Fortress") entered into an Agreement and Plan of Merger ("Agreement") with RailAmerica, a Delaware corporation. On February 14, 2007 shortly after the approval of the proposed merger by the shareholders of RailAmerica, Subsidiary merged with and into RailAmerica, with RailAmerica continuing as the entity surviving the merger as a wholly-owned subsidiary of Holdings (the "Acquisition").

On October 16, 2009, the Company completed an initial public offering of 22,000,000 shares of common stock at $15.00 per share. The Company sold 10,500,000 shares of common stock and Holdings sold 11,500,000 shares of common stock. Proceeds to the Company were $143.1 million net of the underwriters' discount and expenses. The Company did not receive any proceeds from the sale of its common stock by Holdings.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of RailAmerica and all of its subsidiaries. All of RailAmerica's consolidated subsidiaries are wholly-owned. All intercompany balances and transactions have been eliminated.

BASIS OF PRESENTATION

In October 2010, the Company entered into a new agreement with Canadian Pacific Railway Company ("CP") to operate portions of the Ottawa Valley Railway ("OVRR") line, a previously discontinued operation. As a result of this new operating agreement, this railroad is no longer considered discontinued for financial statement presentation purposes and thus, the results of operations of the OVRR have been reclassified to continuing operations on our statement of operations for all periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in demand deposit accounts, which at times may exceed insurance limits.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowances for doubtful accounts are recorded by management based upon the Company's analysis of accounts receivable aging, and specific identification of customers in financial distress, e.g., bankruptcy or poor payment record. Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered.

Activity in the Company's allowance for doubtful accounts was as follows (in thousands):

	2010	2009
Balance, beginning of year	$ 4,557	$ 3,338
Provisions	3,544	1,601
Charges	(1,334)	(382)
Balance, end of year	$ 6,767	$ 4,557

MATERIALS AND SUPPLIES

Materials and supplies, which are included in other current assets in the consolidated balance sheet, are stated principally at average cost, which is not in excess of replacement cost. Materials are stated at an amount which does not exceed estimated realizable value.

PROPERTY, PLANT AND EQUIPMENT

Depreciation Method

Property, plant and equipment, which is recorded at historical cost, is depreciated and amortized on a straight-line basis over their estimated useful lives. Costs assigned to property purchased as part of an acquisition are based on the fair value of such assets on the date of acquisition.

Track and Related Assets

For track and related assets, the Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment. The Company reevaluated the useful lives of its track and related assets and established new depreciable lives based on reviews performed by valuation experts during purchase accounting in 2007.

Depreciation has been computed using the estimated economic useful lives as follows:

Railroad track and ties	30-40 years
Railroad track improvements	3-10 years

Under the group method, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management's assumptions regarding the service lives of its properties. A life study is the periodic review of asset lives for group assets conducted and analyzed by the Company's management with the assistance of a third-party expert. The results of the life study process determine the service lives for each asset group under the group method.

There are several factors taken into account during the life study and they include statistical analysis of historical life, retirements and salvage data for each group of property, evaluation of current operations, review of the previous assessment of the condition of the assets and the outlook for their continued use, consideration of technological advances and maintenance schedules and comparison of asset groups to peer companies.

The Company's policy is to perform life studies every five years for road (e.g. bridges and signals) and track (e.g., rail, ties and ballast) assets. Since the Company's fixed assets were recently fair valued as part of purchase accounting in 2007, the first life study will be completed in 2012. Changes in asset lives due to the results of the life study, if any, will be applied on a prospective basis and could significantly impact future periods' depreciation expense, and thus, the Company's results of operations.

Building, Equipment and Other Fixed Assets

Building, equipment and other fixed assets (such as locomotives and freight cars) are specifically identified. The Company utilizes straight line depreciation methods on a per asset basis. The Company reevaluated the useful lives of its buildings, equipment and other fixed assets and established new depreciable lives based on reviews performed by valuation experts during purchase accounting in 2007.

Depreciation has been computed using the estimated economic useful lives as follows:

Buildings and improvements	20-33 years
Locomotives, transportation and other equipment	5-30 years
Office equipment and capitalized software	5-10 years

Capital Expenditures

Rail operations are capital intensive and the Company accounts for these costs in accordance with GAAP. Routine repairs and maintenance costs, for all asset categories, are expensed as incurred. The Company self-constructs portions of its track structure and rebuilds certain of its rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures which significantly increase asset values or extend useful lives are capitalized.

Capital spending related to locomotives and freight cars includes purchase costs of locomotives and freight cars as well as certain equipment leases that are considered to be capital leases in accordance with the *Leases Topic* in the ASC. In addition, costs to modify or rebuild these assets are capitalized if the spending incurred extends the asset's useful life or improves utilization. Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment.

The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are capitalized. Research, preliminary project planning, operations, maintenance and training costs are charged to operating expense when the work is performed.

Disposals and Retirements

Track and Related Assets

Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. As part of the life study in 2012, an assessment will be made of the recorded amount of accumulated depreciation. Any deficiency (or excess), including any deferred gains or losses, will be amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group method is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

The Company utilizes a first-in, first-out approach to track and related asset retirements. Generally, the Company estimates the historical cost of the replaced assets using historical accounting records and/or inflation indices published by the Bureau of Labor Statistics which are applied to the replacement value based on the age of the retired asset. These indices closely correlate with the major cost of the materials comprising the applicable road assets.

In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred. Examples of such acts would be the major destruction of assets due to significant storm damage (e.g. major hurricanes) and the sale, disposal or abandonment of a rail line segment. There were no abnormal losses during the periods ended December 31, 2010, 2009 and 2008, respectively.

Building, Equipment and Other Fixed Assets

Upon retirement or disposal of any of the building, equipment and other fixed assets, resulting gains and losses are recognized in earnings.

Impairment Reviews

The Company periodically reviews its assets for impairment when indicators are present, by comparing the projected undiscounted cash flows of those assets to their recorded amounts. Impairment charges are based on the excess of the recorded amounts over their estimated fair value, as measured by discounted cash flows. No circumstances have occurred to indicate the possibility of impairment.

GRANT LIABILITIES

The Company accounts for grant liabilities as contra-assets within property, plant and equipment and are amortized over the life of the related asset.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of RailAmerica.

The Company reviews the carrying values of goodwill and identifiable intangible assets with indefinite lives at least annually to assess impairment since these assets are not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with *Intangibles- Goodwill and Other Topic,* ASC 350. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are recognized when incurred. Management believes that goodwill is not impaired based on the results of the annual impairment test.

For the indefinite-lived intangible assets the impairment test compares the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has certain railroad leases that are recorded as indefinite-lived intangible assets. Management believes that indefinite-lived intangible assets are not impaired based on the results of the annual impairment test.

AMORTIZABLE INTANGIBLE ASSETS

The Company has amortizable intangible assets recorded at the fair value of locomotive, railcar and railroad leases as well as customer relationships or contracts. These intangible assets are generally amortized on a straight-line basis over the contractual length of the lease or expected economic longevity of the customer relationship, the facility served, or the length of the customer contract. For amortizable intangible assets, *Property, Plant and Equipment Topic,* ASC 360, requires a company to perform an impairment test on amortizable intangible assets when specific impairment indicators are present. No circumstances have occurred to indicate the possibility of impairment.

INCOME TAXES

The Company utilizes the liability method of accounting for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers. The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

REVENUE RECOGNITION

The Company recognizes freight revenue after the freight has been moved from origin to destination, which is not materially different from the recognition of revenue as shipments progress due to the relatively short length of the Company's railroads. Other revenue, which primarily includes demurrage, switching, and storage fees, is recognized when the service is performed. The Company recognizes engineering revenue on a percentage of completion method.

FOREIGN CURRENCY TRANSLATION

The financial statements and transactions of the Company's foreign operations are maintained in their local currency, which is their functional currency. Where local currencies are used, assets and liabilities are translated at current exchange rates in effect at the balance sheet date. Translation adjustments, which result from the process of translating the financial statements into U.S. dollars, are accumulated in the cumulative translation adjustment account, which is a component of accumulated other comprehensive income in stockholders' equity. Revenue and expenses are translated at the average exchange rate for each period. Gains and losses from foreign currency transactions are included in net income. At December 31, 2010 and 2009, accumulated other comprehensive income (loss) included $13.9 million of cumulative translation gains and $8.4 million of cumulative translation gains, respectively. For the year ended December 31, 2009, other income (loss) included $1.2 million of exchange rate gains on the U.S. dollar denominated debt formerly held by a Canadian entity that has the Canadian dollar as its functional currency.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company's financial position or results of operations.

2. ACQUISITIONS

On July 1, 2010, the Company acquired Atlas Railroad Construction Company ("Atlas") and related assets for $23.9 million in cash including closing adjustments for working capital, which were approximately $2.4 million, net of cash acquired. The acquisition was funded from existing cash on hand. Founded in 1954, Atlas is a railroad engineering, construction, maintenance and repair company operating primarily in the U.S. Midwest and Northeast. Atlas provides railroad construction services principally to short line and regional railroads, public-transit agencies and industrial customers. The results of operations of Atlas have been included in the Company's consolidated financial statements since July 1, 2010, the acquisition date.

In accordance with ASC 805, *Business Combinations Topic*, the acquisition was accounted for under the acquisition method of accounting. Assets acquired and liabilities assumed were recorded at their estimated fair value. As a result of the consideration paid, an estimated $11.3 million of goodwill was recorded related to the acquired entity. The main drivers of goodwill were Atlas's historical revenue growth rate as well as expectations for future revenue and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") growth from organic and strategic initiatives including synergies from further integration of processes across the RailAmerica network and leveraging our customer, Class I, shortline and governmental relationships. These expectations of future business performance were key factors influencing the premium paid for the Atlas business. The goodwill associated with this acquisition is not deductible for tax purposes.

The allocation of purchase price is as follows (in thousands):

Current assets	$ 6,607
Intangible assets	9,430
Goodwill	11,326
Property, plant and equipment	6,459
Total assets acquired	33,822
Current liabilities	(4,182)
Deferred tax liabilities	(5,714)
Total liabilities assumed	(9,896)
Purchase price	$ 23,926

The Atlas trade name was considered an indefinite-lived intangible asset and was assigned a value of $1.8 million. Definite-lived intangible assets were assigned the following amounts and weighted average amortization periods (dollars in thousands):

	Value Assigned	Weighted Average Life (Years)
Customer relationships	$ 6,720	20.0
Project backlog	$ 110	0.5
Non-compete agreements	$ 810	4.2

3. EARNINGS PER SHARE

For the years ended December 31, 2010, 2009 and 2008, basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the year. The basic earnings per share calculation includes all vested and unvested restricted shares as a result of their dividend participation rights.

The following is a summary of the income from continuing operations available for common stockholders and weighted average shares outstanding (in thousands):

	For the Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Income from continuing operations (basic and diluted)	$ 19,117	$ 2,911	$ 13,763
Compensation expense recorded for dividends paid to unvested restricted shares, net of tax	—	307	—
Income from continuing operations available to common stockholders (basic and diluted)	$ 19,117	$ 3,218	$ 13,763
Weighted average shares outstanding (basic and diluted)	54,793	45,979	43,443

4. STOCK-BASED COMPENSATION

Throughout 2010, 2009 and 2008, the Company entered into individual equity award agreements with employees, including executive officers. During the years ended December 31, 2010, 2009 and 2008, the Company issued 662,296, 401,647 and 358,398 time-based restricted shares to employees. The restricted shares granted to employees are scheduled to vest over three to five year periods. The grant date fair values of the restricted shares are based upon the fair market value of the Company at the time of grant. The Company recognizes stock-based compensation expense for restricted shares on a straight-line basis. Prior to the Company's initial public offering in October 2009, the Company engaged an unrelated valuation specialist to perform a fair value analysis of the Company at the end of each quarter. In addition, as part of the equity award agreements entered into in 2008, certain members of management purchased shares of common stock of the Company at fair market value on the date of purchase, while one was granted common shares with a value of $0.3 million.

Stock-based compensation expense related to restricted stock grants for the years ended December 31, 2010, 2009 and 2008 was $7.5 million, $4.4 million and $2.7 million, respectively.

Repurchase provisions that existed in the equity award agreements expired as of the initial public offering date. As a result, the Company recorded a charge of $6.3 million related to the value of these repurchase features as of the grant date during the year ended December 31, 2009. The value of the repurchase features was calculated using the Black-Scholes option pricing model. Expected volatilities were based on historical volatility of industry peer common stock. Expected lives, which represent the period of time that repurchase features were expected to be outstanding, were based on the anticipated amount of time between the grant date of the related equity award and the anticipated future initial public offering of the Company. The risk free interest rate was based on the U.S. Treasury rate with a maturity date corresponding to the options' expected lives.

At December 31, 2010, there was $12.9 million of unrecognized compensation expense related to unvested restricted share compensation arrangements, which is expected to be recognized over a weighted average period of 1.84 years.

A summary of the status of restricted shares as of December 31, 2010, 2009 and 2008, and the changes during the periods then ended and the weighted average grant date fair values is presented below:

	Time Based	
Balance at January 1, 2008	1,012,500	$ 11.11
Granted	358,398	$ 14.48
Vested	(177,480)	$ 11.11
Cancelled	(92,457)	$ 11.24
Balance at December 31, 2008	1,100,961	$ 12.20
Granted	401,647	$ 15.22
Vested	(196,362)	$ 12.11
Cancelled	(19,917)	$ 12.43
Balance at December 31, 2009	1,286,329	$ 13.10
Granted	662,296	$ 11.90
Vested	(418,440)	$ 13.06
Cancelled	(53,960)	$ 13.38
Balance at December 31, 2010	1,476,225	$ 12.59

5. DISCONTINUED OPERATIONS

Alberta Railroad Properties

During the fourth quarter of 2005, the Predecessor Company committed to a plan to dispose of the Alberta Railroad Properties, comprised of the Lakeland & Waterways Railway, Mackenzie Northern Railway and Central Western Railway. The sale of the Alberta Railroad Properties was completed in January 2006 for $22.1 million in cash. In 2008, the Company settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after income taxes, through the gain on sale of discontinued operations. During the year ended December 31, 2009, the Company recorded an adjustment of $0.2 million, or $0.2 million, after tax, as an adjustment to the gain on sale of discontinued operations related to outstanding liabilities associated with the disposed entities.

Freight Australia

In August 2004, the Company completed the sale of its Australian railroad, Freight Australia, to Pacific National for AUD $285 million (U.S. $204 million). During the years ended December 31, 2008 and 2007, the Company incurred additional consulting costs associated with the sale of Freight Australia of $1.9 million, or $1.3 million after income taxes, and $1.1 million, or $0.8 million after income taxes, respectively, related to the Australian Taxation Office ("ATO") audit of the reorganization transactions undertaken by the Company's Australian subsidiaries prior to the sale. In addition, the Company recognized foreign exchange gains of $4.0 million, or $2.8 million after income taxes, on tax reserves established in conjunction with the ATO audit during the year ended December 31, 2008. These amounts are reflected in the gain on sale of discontinued operations.

On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company has removed the previously recorded tax reserves resulting in a benefit to the continuing operations tax provision of $2.5 million related to the accrual of interest subsequent to the Company's acquisition, an adjustment to the gain on sale of discontinued operations of $12.3 million and reduced its accrual for consulting fees resulting in a gain on sale of discontinued operations of $0.7 million, or $0.5 million after tax, during the year ended December 31, 2009.

6. OTHER BALANCE SHEET DATA

Other current assets consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Unbilled reimbursable projects	$ 6,073	$ 15,434
Other current assets	9,127	6,524
	$ 15,200	$ 21,958

Accrued expenses consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Accrued compensation and benefits	$ 13,554	$ 12,028
Accrued incident expense	8,214	8,322
Other accrued liabilities	15,145	14,325
	$ 36,913	$ 34,675

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Land	$ 186,688	$ 185,991
Buildings and improvements	7,024	5,367
Railroad track and improvements	826,747	781,702
Locomotives, transportation and other equipment	88,545	68,893
	1,109,004	1,041,953
Less: accumulated depreciation	(127,382)	(89,426)
	$ 981,622	$ 952,527

Depreciation expense, including amortization of assets recorded under capital leases, for the periods ended December 31, 2010, 2009 and 2008, was $37.7 million, $34.6 million, and $31.9 million.

8. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

Goodwill, which totaled $212.5 million and $200.8 million as of December 31, 2010 and 2009, respectively, includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of RailAmerica by Fortress in 2007 and the acquisition of Atlas by RailAmerica in 2010. As described in Note 1, Summary of Significant Accounting Policies, on February 14, 2007, RailAmerica and Fortress completed a merger in which RailAmerica was acquired by certain private equity funds managed by affiliates of Fortress.

The table below reflects the change in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 (in thousands).

Balance at January 1, 2009	$ 199,754
Impact of change in foreign exchange rates	1,015
Balance at December 31, 2009	$ 200,769
Addition for the acquisition of Atlas	11,326
Impact of change in foreign exchange rates	400
Balance at December 31, 2010	$ 212,495

Indefinite-Lived Intangible Assets

Perpetual railroad leases for trackage rights and the Atlas trade name are considered indefinite-lived intangible assets and were assigned a value of $146.4 million and $1.8 million at their respective acquisition dates. The gross carrying value of non-amortizing railroad lease intangibles decreased by $28.7 million during the year ended December 31, 2009. This decrease was due to the termination of the OVRR lease, which was valued at $33.6 million, partially offset by $4.9 million of foreign exchange translation adjustments. The carrying value of the non-amortizing railroad lease intangibles increased by $3.6 million during the year ended December 31, 2010 due to the Atlas trade name and foreign exchange translation adjustments.

Definite-Lived Intangible Assets

Definite-lived intangible asset classes were assigned the following amounts and weighted-average amortization periods (dollars in thousands):

Intangible Asset Class	Value Assigned	Weighted Average Life (Years)
Customer Contracts	$ 24,495	5.3
Railroad Leases	9,835	16.8
Rolling stock Leases	2,107	4.5
Locomotive Leases	5,943	6.2
Customer relationships	6,720	20.0
Project backlog	110	0.5
Non-compete agreements	810	4.2

The following table provides the gross and net carrying amounts for each major class of intangible assets (in thousands):

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable intangible assets:						
Customer contract intangibles	$ 24,495	$ (18,406)	$ 6,089	$ 24,495	$ (13,657)	$ 10,838
Railroad leases intangibles	9,835	(3,808)	6,027	9,835	(2,825)	7,010
Rolling stock leases intangibles	2,107	(2,061)	46	2,107	(1,648)	459
Locomotive leases intangibles	5,943	(4,663)	1,280	5,943	(3,776)	2,167
Customer relationships	6,720	(168)	6,552	—	—	—
Project backlog	110	(110)	—	—	—	—
Non-compete agreements	810	(98)	712	—	—	—
Non-amortizable intangible assets:						
Railroad leases intangibles	116,555	—	116,555	114,685	—	114,685
Trade names	1,790	—	1,790	—	—	—
Other intangible assets	1,495	—	1,495	1,495	—	1,495
Total intangible assets	$ 169,860	$ (29,314)	$ 140,546	$ 158,560	$ (21,906)	$ 136,654

The following table sets forth the amortization expense over the next five years (in thousands):

2011	$ 6,014
2012	2,919
2013	1,211
2014	891
2015	793
Thereafter	8,878
	$ 20,706

9. LONG-TERM DEBT AND LEASES

Long-term debt consists of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
9.25% Senior Secured Notes (net of original issue discount of $20,839 and $25,904, respectively)	$ 571,161	$ 640,096
Other long-term debt (including capital leases)	2,550	3,682
	573,711	643,778
Less: current maturities	403	669
Long-term debt, less current maturities	$ 573,308	$ 643,109

The aggregate annual maturities of long-term debt are as follows (in thousands):

2011	$ 403
2012	294
2013	311
2014	329
2015	349
Thereafter	592,864
	$ 594,550

$740 Million 9.25% Senior Secured Notes

On June 23, 2009, the Company sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser's fees. The notes are secured by first-priority liens on substantially all of the Company's and the guarantors' assets. The guarantors are defined essentially as the Company's existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility, pay fees and expenses related to the offering and for general corporate purposes.

On November 2, 2009, the Company commenced an exchange offer of the privately placed senior secured notes for senior secured notes which have been registered under the Securities Act of 1933, as amended. The registered notes have terms that are substantially identical to the privately placed notes. The exchange offer expired on December 2, 2009.

The Company may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. The Company may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, the Company may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, the Company may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter. On November 16, 2009, the Company redeemed $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date. On June 24, 2010, the Company redeemed an additional $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date.

$40 Million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, the Company also entered into a $40 million Asset Backed Loan Facility ("ABL Facility"). The ABL Facility matures on June 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien on the ABL collateral. ABL collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of December 31, 2010, the Company had no outstanding balance under the Facility and approximately $21.4 million of undrawn availability, taking into account borrowing base limitations.

The ABL Facility and indenture governing the senior secured notes contain various covenants and restrictions that will limit the ability of the Company and its restricted subsidiaries to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, and enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes.

On June 10, 2010, the Company entered into Amendment No. 1 to its ABL Facility improving certain terms of the ABL Facility. Among other things, Amendment No. 1 eliminates the LIBOR-based interest rate floor of 2.5%, modifies the borrowing base calculation and reporting requirements to require less frequent financial reporting in certain circumstances, adjusts the limitations on permitted acquisitions and restricted payments and amends the financial covenants to incorporate cash balances in certain definitions.

On February 23, 2011, the Company entered into Amendment No. 2 to its ABL Facility. This amendment adjusts certain terms of the ABL Facility and increases the threshold for Restricted Payments, as defined in the ABL Facility, to allow share repurchases of the Company's common stock in an amount not exceed $75 million without affecting other Restricted Payment baskets.

$650 Million Bridge Credit Facility

As part of the merger transaction in which the Company was acquired by certain private equity funds managed by affiliates of Fortress, the Company terminated the commitments under its former amended and restated credit agreement and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, the Company entered into a $650 million bridge credit facility agreement. The facility consisted of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. The Company entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at its option. Under the amended bridge credit facility agreement, the term loans and revolving loans carried an interest rate of LIBOR plus 4.0%. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%. The $25 million revolving loan facility was available for immediate borrowing if necessary.

In November 2008, the Company entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted the Company to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers were collateralized by the assets of and guaranteed by the Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

As discussed above, all borrowings under the bridge credit facility were repaid with the proceeds from the issuance of the senior secured notes.

Leases

The Company has several finance leases for equipment and locomotives. Certain of these leases are accounted for as capital leases and are presented separately below. The Company also operates some of its railroad properties under operating leases. The minimum annual lease commitments at December 31, 2010 are as follows (in thousands):

	Capital Leases	Operating Leases
2011	$ 25	$ 17,318
2012	—	10,532
2013	—	6,269
2014	—	2,773
2015	—	2,248
Thereafter	—	18,326
Total minimum lease payments	$ 25	$ 57,466
Less amount representing interest	(2)	
Total obligations under capital leases	$ 23	
Less current maturities of obligations under capital leases	(23)	
Obligations under capital leases payable after one year	$ —	

Rental expense under operating leases was approximately $25.8 million, $28.7 million, and $31.5 million for the periods ended December 31, 2010, 2009 and 2008, respectively.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company adopted *Derivatives and Hedging Topic*, ASC 815-10-65, on January 1, 2009, which enhances the disclosure requirements about an entity's derivative instruments and hedging activities. The expanded disclosure required by ASC 815 is presented below.

The Company may use derivatives to hedge against increases in interest rates. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. During the periods ended December 31, 2010, 2009 and 2008, the Company reclassified $14.4 million, $24.6 million and $11.1 million, respectively from other comprehensive loss to interest expense. At December 31, 2010, accumulated other comprehensive loss included $12.7 million, net of income taxes of $8.4 million, of unamortized loss relating to the terminated swap, as discussed below. At December 31, 2009, accumulated other comprehensive loss included a loss of $27.1 million, net of income taxes of $16.6 million, relating to the interest rate swaps.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. *Fair Value Measurements and Disclosures Topic*, ASC 820 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company's credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

On February 14, 2007, the Company entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of the swap started at $425 million for the period from February 14, 2007 through November 14, 2007, increased to a total notional amount of $525 million for the period from November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period from November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, the Company was required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualified, was designated and was accounted for as a cash flow hedge under ASC 815. This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at December 31, 2009 or December 31, 2010. Interest expense of $0.5 million was recognized during the year ended December 31,

2008 for the portion of the hedge deemed ineffective, respectively. Interest expense of $0.3 million was recognized during the year ended December 31, 2009 for the portion of the hedge deemed ineffective. Pursuant to ASC 815, the fair value balance of the swap at termination remains in accumulated other comprehensive loss, net of tax, and is amortized to interest expense over the remaining life of the original swap (through February 14, 2014). As a result of the $74 million redemption of the notes during June 2010, an additional $1.7 million of unamortized expense was recognized during the year ended December 31, 2010. This was the result of the face value of outstanding senior secured notes dropping below the notional amount of the swap. As of December 31, 2010, accumulated other comprehensive loss included $12.7 million, net of tax, of unamortized loss relating to the terminated swap. Interest expense for the years ended December 31, 2010 and 2009, included $20.9 million and $16.6 million, respectively, of amortization expense related to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $11.9 million, or $7.2 million net of tax.

On June 3, 2005, the Company entered into two interest rate swaps for a total notional amount of $100 million for the period from November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, the Company was required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under ASC 815. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 while the remaining amount terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2010 or 2009. Interest expense of $0.5 million was recognized during year ended December 31, 2008, for the portion of the hedge deemed ineffective.

For the year ended December 31, 2009, the amount of loss recognized in the consolidated statement of operations was as follows (in thousands):

The Effect of Derivative Instruments on Statement of Operations

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Accumulated Other Comprehensive Income (AOCI) on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest Rate Swap	$ 5,322	Interest Expense	$ (7,270)	Interest Expense	$ (278)

See Note 11 for additional information regarding the fair value of derivative instruments.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective beginning second quarter 2009, ASC 825 requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For RailAmerica, this statement applies to certain investments, such as cash equivalents, and long-term debt. Also, ASC 820 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

- *Current assets and current liabilities:* The carrying value approximates fair value due to the short maturity of these items.
- *Long-term debt:* The fair value of the Company's senior secured notes is based on secondary market indicators. The carrying amount of the Company's other long term debt approximates its fair value.
- *Derivatives:* The carrying value is based on fair value as of the balance sheet date. Companies are required to maximize the use of observable inputs (Level 1 and Level 2), when available, and to minimize the use of unobservable inputs (Level 3) when determining fair value. The Company's measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements. For derivative instruments in an asset position, the Company also analyzes the credit standing of the counterparty and factors it into the fair value measurement. ASC 820 states that the fair value of a liability also must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company's credit worthiness has also been factored into the fair value measurement of the derivative instruments

in a liability position. This methodology is a market approach, which under ASC 820 utilizes Level 2 inputs as it uses market data for similar instruments in active markets. See Note 10 for further fair value disclosure of the Company's interest rate swap. As the Company terminated its interest rate swap agreement in conjunction with the refinancing of its bridge credit facility on June 23, 2009, the swap had no fair value as of December 31, 2010 or 2009.

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2010	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 152,968	$ 152,968
9.25% Senior secured notes	$ 571,161	$ 649,306

12. COMMON STOCK TRANSACTIONS

On October 16, 2009, the Company completed an initial public offering of 22,000,000 shares of common stock at $15.00 per share. The Company sold 10,500,000 shares of common stock and Holdings sold 11,500,000 shares of common stock. Proceeds to the Company were $143.1 million net of the underwriters' discount and expenses. The Company did not receive any proceeds from the sale of its common stock by Holdings. On November 16, 2009, the Company redeemed $74 million aggregate principal amount of the senior secured notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date. The Company intends to use the remainder of the net proceeds from the initial public offering for working capital and other general corporate purposes, including potential strategic investments and acquisitions.

Effective September 22, 2009, the Board of Directors approved a stock split of 90 to 1 and increased the total authorized shares to 500,000,000, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. All prior period share and per share amounts have been adjusted to reflect the stock split.

During the years ended December 31, 2010 and 2009, the Company accepted 113,381 and 48,696 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

Stock Repurchase Program

On February 23, 2011, the Company announced that its Board of Directors had approved a stock repurchase program. Under the program, the Company is authorized to repurchase up to $50.0 million of its outstanding shares of common stock from time to time at prevailing prices in the open market or in privately negotiated transactions. The timing and actual number of shares repurchased, if any, will depend on a variety of factors including the price and availability of the Company's shares, trading volume and general market conditions. The program may be suspended or discontinued at any time without prior notice.

13. INCOME TAX PROVISION

Income (loss) from continuing operations before income taxes for the years ended December 31, 2010, 2009 and 2008, consists of (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Domestic	$ 14,019	$ (15,725)	$ 9,583
Foreign subsidiaries	11,954	34,935	5,779
	$ 25,973	$ 19,210	$ 15,362

The provision (benefit) for income taxes for the years ended December 31, 2010, 2009 and 2008, consists of (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Federal income taxes:			
Current	$ —	$ —	$ —
Deferred	4,022	13,868	(10,073)
	4,022	13,868	(10,073)
State income taxes:			
Current	18	(333)	2,243
Deferred	103	910	5,866
	121	577	8,109
Foreign income taxes:			
Current	4,073	6,279	3,214
Deferred	(1,360)	(16,431)	1,046
	2,713	(10,152)	4,260
Total income tax provision	$ 6,856	$ 4,293	$ 2,296

The following table summarizes the total income tax provisions (benefits) for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Continuing operations	$ 6,856	$ 16,299	$ 1,599
Discontinued operations	—	(12,006)	697
Total income tax provision	$ 6,856	$ 4,293	$ 2,296

The differences between the U.S. federal statutory tax rate and the Company's effective rate from continuing operations for the years ended December 31, 2010, 2009 and 2008, are as follows (in thousands):

	December 31, 2010	December 31, 2009	December 31, 2008
Income tax expense at federal statutory rate	$ 9,091	$ 6,724	$ 5,377
Foreign tax rate differential	(379)	(1,726)	892
Net expense (benefit) due to change in tax law, apportionment factors and other adjustments	1,159	(3,315)	1,436
State income tax refunds net of federal benefit	—	(760)	—
Non-deductible/nontaxable items	411	318	393
Track maintenance credit	—	—	(16,278)
Tax expense on foreign repatriation	—	14,952	—
Expired tax attributes	—	1,447	—
Tax contingencies and settlements	(1,118)	(4,601)	1,645
State income taxes net of federal benefit	(174)	(797)	1,777
Foreign dividend	—	—	3,283
Stock-based compensation	720	—	—
Change in valuation allowance	(2,871)	4,024	3,093
Other, net	17	33	(19)
Income tax expense	$ 6,856	$ 16,299	$ 1,599

The components of deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets:		
Net operating loss carryforward	$ 38,064	$ 56,010
Alternative minimum tax credit	1,459	1,356
General business credit carryovers	94,819	94,819
Tax effect of unrecognized tax positions	740	1,010
Hedge transactions	—	—
Accrued expenses	20,355	17,234
Total deferred tax assets	155,437	170,429
Less: valuation allowance	(8,076)	(10,947)
Total deferred tax assets, net	147,361	159,482
Deferred tax liabilities:		
Property, plant and equipment	(326,900)	(322,330)
Intangibles	(10,310)	(6,447)
Other	(367)	(3,010)
Total deferred tax liabilities	(337,577)	(331,787)
Net deferred tax liabilities	$ (190,216)	$ (172,305)

The Company maintains a valuation allowance on net operating losses in jurisdictions for which, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. It is management's belief that it is more likely than not that a portion of the deferred tax assets will not be realized. Based on demonstrated earnings history, the Company's expectation of future reversing deferred tax liabilities and the reenactment of Section 45G of the Internal Revenue Code, the Company released a valuation allowance of approximately $2.9 million related to certain state net operating losses. The Company has established a valuation allowance of $8.1 million and $10.9 million at December 31, 2010 and 2009, respectively.

The following table summarizes the net operating loss carryforwards by jurisdiction as of December 31, 2010 (in thousands):

	Amount	Expiration Period
U.S. — Federal	$ 79,124	2021 - 2028
U.S. — State	252,331	2011- 2030
Canada	961	2014 - 2030

The following table summarizes general business credits available to the Company in the U.S. as of December 31, 2010 (in thousands):

	Amount	Expiration Period
Track maintenance credit	$ 94,742	2025 - 2028
GO Zone tax credit	77	2026
Total credits	$ 94,819	

The Company's net operating loss carryforwards and general business credits for federal and state income tax purposes are limited by Internal Revenue Code Section 382 and Internal Revenue Code Section 383, respectively.

United States income taxes have not been provided on $32.1 million of undistributed earnings of international subsidiaries because of our intention to reinvest those earnings indefinitely. The U.S. tax effects of the permanently reinvested foreign earnings that have not been accrued were approximately $11.2 million, exclusive of any foreign withholding taxes.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows (in thousands):

	2010	2009	2008
Balance at beginning of year	$ 6,097	$ 29,995	$ 18,222
Additions based on tax positions related to the current year	—	—	797
Additions for tax positions of prior years	43	128	15,804
Reductions for tax positions of prior years	—	(497)	(3,521)
Settlements with taxing authorities	—	(20,993)	—
Lapse of statute of limitations	(970)	(2,536)	(1,307)
Balance at end of year	$ 5,170	$ 6,097	$ 29,995

At December 31, 2010, the Company's liability for uncertain tax positions was $5.2 million, $4.9 million of which would reduce its effective tax rate if recognized. The Company anticipates the liability for uncertain tax positions will decrease by $0.6 million over the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax positions in its provision for income taxes. During the year ended December 31, 2010, the Company reduced its accrual for interest and penalties by $0.5 million as a result of the lapse of statutes of limitations. During the years ended December 31, 2010 and 2009, the Company recognized approximately $0.1 million and $0.2 million, respectively, of interest and penalties. The Company had approximately $0.3 million and $0.7 million for the payment of interest and penalties accrued at December 31, 2010 and 2009, respectively.

In November 2005, the ATO initiated an audit of the reorganization transactions undertaken by the Company's Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company reduced its previously recorded tax reserves by $21.0 million during the year ended December 31, 2009. Of this amount, $2.5 million, which related to the accrual of interest subsequent to the Company's acquisition, resulted in a benefit to the continuing operations tax provision, with the balance resulting in an adjustment to the gain on sale of discontinued operations.

During 2008, approximately $10.8 million of the additions for tax positions of prior years was recorded as an adjustment to goodwill and relates to tax positions that existed prior to the change in ownership that occurred on February 14, 2007. The $3.5 million of reductions for tax positions of prior years is attributable to foreign exchange translation gains, substantially all of which was attributable to the Company's former Australian businesses, and is included in the results from discontinued operations.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. With few exceptions, the Company or one of its subsidiaries is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by authorities for years before 2000.

14. PENSION AND OTHER BENEFIT PROGRAMS

Canadian Employees

The Company maintains a pension plan for a majority of its Canadian railroad employees, with both defined benefit and defined contribution components.

DEFINED CONTRIBUTION COMPONENT— The defined contribution component applies to a majority of the Company's Canadian railroad employees that are not covered by the defined benefit component. The Company contributes 3% of a participating employee's salary to the plan. Pension expense for the years ended December 31, 2010, 2009 and 2008, for the defined contribution members was $0.6 million, $0.6 million, and $0.7 million, respectively.

DEFINED BENEFIT COMPONENT— The defined benefit component applies to approximately 60 employees who transferred employment directly from CP to a subsidiary of the Company. The defined benefit portion of the plan is a mirror plan of CP's defined benefit plan. The employees that transferred and joined the mirror plan were entitled to transfer or buy back prior years of service. As part of the arrangement, CP transferred to the Company the appropriate value of each employee's pension entitlement.

The assumed discount rate included below is based on rates of return on high-quality fixed-income investments currently available and expected to be available during the period up to maturity of the pension benefits. The rate of 5.7% used as of December 31, 2010 is within the range recommended by PC Bond Analytics. PC Bond Analytics distributes discount rate information to defined benefit plan sponsors to assist in reporting for pension disclosures. The discount rate data is derived from the 2010 PC Bond Analytics Database, which consists of data from Standard & Poor's Institutional Market Services database as well as proprietary analysis created by PC Bond Analytics.

U.S. Employees

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code. The Company makes contributions to this plan at a rate of 50% of the employees' contribution up to $2,500 for Railroad Retirement employees and $5,000 for employees under the Federal Insurance Contributions Act. An employee becomes 100% vested with respect to the employer contributions after completing four years of service. Employer contributions during the years ended December 31, 2010, 2009 and 2008, were approximately $1.3 million, $1.2 million, and $1.3 million, respectively.

The Company maintains a pension and post retirement benefit plan for 43 employees who transferred employment directly from Alcoa, Inc. to RailAmerica. The defined benefit portion of the plan is a mirror plan of Alcoa's Retirement Plan II, Rule IIE defined benefit plan. The accrued benefits earned under the Alcoa Pension Plan as of October 1, 2005 are an offset to the RailAmerica plan. No assets were transferred as part of the arrangement. However, the Company assumed accrued post retirement benefits of $2.6 million as part of the Alcoa Railroad acquisition in 2005.

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the defined benefit plans for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Canadian 2010	U.S. 2010	Total 2010	Canadian 2009	U.S. 2009	Total 2009	Canadian 2008	U.S. 2008	Total 2008
CHANGE IN BENEFIT OBLIGATION									
Benefit obligation at beginning of period	$ 9,780	$ 738	**$ 10,518**	$ 6,496	$ 572	**$ 7,068**	$ 10,781	$ 297	**$ 11,078**
Service cost	119	83	**202**	101	73	**174**	168	123	**291**
Interest cost	621	43	**664**	487	35	**522**	604	18	**622**
Plan participants' contributions	74	0	**74**	84	0	**84**	122	0	**122**
Actuarial loss (gain)	342	21	**363**	1,736	59	**1,795**	(2,894)	142	**(2,752)**
Benefits paid	(846)	(24)	**(870)**	(306)	(1)	**(307)**	(126)	(8)	**(134)**
Foreign currency exchange rate changes	462	0	**462**	1,182	0	**1,182**	(2,159)	0	**(2,159)**
Benefit obligation at end of period	$ 10,552	$ 861	**$ 11,413**	$ 9,780	$ 738	**$ 10,518**	$ 6,496	$ 572	**$ 7,068**
CHANGE IN PLAN ASSETS									
Fair value of plan assets at beginning of period	$ 7,613	$ 548	**$ 8,161**	$ 5,282	$ 343	**$ 5,625**	$ 7,575	$ 168	**$ 7,743**
Actual return on plan assets	961	(7)	**954**	1,030	(6)	**1,024**	(1,177)	(2)	**(1,179)**
Employer contribution	1,936	93	**2,029**	592	212	**804**	350	185	**535**
Plan participants' contributions	74	0	**74**	84	0	**84**	122	0	**122**
Benefits paid	(846)	(24)	**(870)**	(306)	(1)	**(307)**	(126)	(8)	**(134)**
Foreign currency exchange rate changes	386	0	**386**	931	0	**931**	(1,462)	0	**(1,462)**
Fair value of plan assets at end of period	$ 10,124	$ 610	**$ 10,734**	$ 7,613	$ 548	**$ 8,161**	$ 5,282	$ 343	**$ 5,625**
Funded status — accrued benefit cost	$ (428)	$ (251)	**$ (679)**	$ (2,167)	$ (190)	**$ (2,357)**	$ (1,214)	$ (229)	**$ (1,443)**
ASSUMPTIONS									
Discount rate	5.70%	5.30%	**N/A**	6.40%	5.90%	**N/A**	7.50%	6.25%	**N/A**
Expected return on plan assets	6.50%	6.00%	**N/A**	6.50%	6.00%	**N/A**	6.50%	6.00%	**N/A**
Rate of compensation increase	3.50%	4.56%	**N/A**	3.50%	4.56%	**N/A**	3.50%	4.56%	**N/A**
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD									
Service cost	$ 119	$ 83	**$ 202**	$ 101	$ 73	**$ 174**	$ 168	$ 123	**$ 291**
Interest cost	621	43	**664**	487	35	**522**	604	18	**622**
Expected return on plan assets	(495)	(35)	**(530)**	(343)	(25)	**(368)**	(492)	(13)	**(505)**
Amortization of prior service cost	24	0	**24**	23	0	**23**	20	0	**20**
Amortization of net actuarial loss	126	30	**156**	21	22	**43**	127	5	**132**
Net periodic pension cost	$ 395	$ 121	**$ 516**	$ 289	$ 105	**$ 394**	$ 427	$ 133	**$ 560**

	Canadian (in thousands)	U.S.	Total
Expected Employer Contribution in 2011	$ 149	$ 87	$ 236
Expected Employee Contribution in 2011	75	0	75
Amortization of Loss in 2011	102	33	135
Amortization of Prior Service Cost in 2011	24	0	24
Expected Benefit Payments in			
2011	$ 291	$ 29	$ 320
2012	291	40	331
2013	291	53	344
2014	331	61	392
2015	388	61	449
2016-2021	3,102	353	3,455

Adjustments to Accumulated Other Comprehensive Income	December 31, 2010	December 31, 2009
	(In thousands)	
Unrecognized net actuarial loss	$ 175	$ (1,139)
Foreign currency translation	277	—
Unrecognized transition obligation	24	(21)
Total adjustment to AOCI, before tax	$ 476	$ (1,160)
Total adjustment to AOCI, after tax	$ 329	$ (765)
Balance in AOCI, net of tax of $167 and $20, respectively	$ 429	$ 100

Plan Assets (Market Value) for the years ended:

	December 31, 2010	December 31, 2009	Target Allocation 2011
Integra Strategic Allocated Pool Fund	100%	100%	100%
Fund holdings by class:			
a) Equity securities	59.9%	60.0%	60.0%
b) Debt securities	32.7%	40.0%	40.0%
c) Other (including cash)	7.4%	0.0%	0.0%
Total	100.0%	100.0%	100.0%
Expected long-term rate of return on assets	6.50%	6.50%	
Expected rate of return on equity securities	7.50%	7.50%	
Expected rate of return on debt securities	5.50%	5.50%	

The overall objective of the defined benefit portion of the plan is to fund its liabilities by maximizing the long term rate of return through investments in a portfolio of money market instruments, bonds, and preferred and common equity securities while being mindful of the yield, marketability and diversification of the investments. All assets are currently invested in readily marketable investments to provide sufficient liquidity. Investments are not permitted in derivative securities or in any asset class not listed below without the written approval of the Company.

The primary investment objective of the plan is to achieve a rate of return that exceeds the Consumer Price Index by 4.0% over rolling four-year periods. The secondary investment objectives of the plan are to achieve a rate of return that exceeds the benchmark portfolio by 0.7% before fees over rolling four-year periods and to rank above the median manager in comparable funds over rolling four-year periods.

The initial limits of the proportion of the market value of the portfolio that may be invested in the following classes of securities are:

Asset Mix Limits:	Policy Mix	Minimum Limit	Maximum Limit
Canadian Equity	30%	20%	40%
U.S. Equity	15%	5%	20%
International Equity	15%	5%	20%
Real Estate	0%	0%	10%
Total Equity	60%	25%	70%
Bonds	40%	30%	75%
Mortgages	0%	0%	10%
Short Term	0%	0%	20%
Total Fixed Income	40%	30%	75%

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the Alcoa Post-Retirement Benefit Plan for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	January 1, 2010 to December 31, 2010	January 1, 2009 to December 31, 2009	January 1, 2008 to December 31, 2008
CHANGE IN BENEFIT OBLIGATION			
Benefit obligation at beginning of period	$ 2,201	$ 1,980	$ 2,053
Service cost	43	43	45
Interest cost	129	123	128
Actuarial gain	(92)	55	(246)
Benefits paid	(3)	0	0
Benefit obligation at end of period	$ 2,278	$ 2,201	$ 1,980
CHANGE IN PLAN ASSETS			
Fair value of plan assets at beginning of period	$ 0	$ 0	$ 0
Employer direct benefit payments	3	0	0
Direct benefit payments	(3)	0	0
Fair value of plan assets at end of period	$ 0	$ 0	$ 0
Funded status — (accrued) benefit cost	$ (2,278)	$ (2,201)	$ (1,980)
ASSUMPTIONS			
Discount rate	5.30%	5.90%	6.25%
Current year health care cost trend rate (ultimate rate reached in 2006)	N/A	N/A	N/A
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD			
Service cost	$ 43	$ 43	$ 45
Interest cost	129	123	128
Amortization of net actuarial gain	(61)	(71)	(60)
Net periodic benefit cost	$ 111	$ 95	$ 113

Adjustments to Accumulated Other Comprehensive Income	December 31, 2010	December 31, 2009
	(In thousands)	
Unrecognized net actuarial (loss) gain	$ 33	$ (126)
Total adjustment to AOCI, before tax	$ 33	$ (126)
Total adjustment to AOCI, after tax	$ 21	$ (78)
Balance in AOCI, net of tax of $193 and $181, respectively	$ 316	$ 295

	Estimated Future Benefit Payments (In thousands)
2011	$ 35
2012	57
2013	94
2014	126
2015	147
2016 - 2020	929

15. COMMITMENTS AND CONTINGENCIES

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Settlement costs associated with litigation are included in Casualties and insurance on the Consolidated Statement of Operations.

The Company's operations are subject to extensive environmental regulation. The Company records liabilities for remediation and restoration costs related to past activities when the Company's obligation is probable and the costs can be reasonably estimated. Costs of ongoing compliance activities to current operations are expensed as incurred. The Company's recorded liabilities for these issues represent its best estimates (on an undiscounted basis) of remediation and restoration costs that may be required to comply with present laws and regulations. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the Federal Employers' Liability Act. The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company's historical claims and settlement experience. At December 31, 2010 and 2009, the Company had $12.9 million and $14.2 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

The Company is subject to ongoing tax examinations and governmental assessments in various U.S. and foreign jurisdictions. Specifically, the ATO initiated an audit, in November 2005, of the reorganization transactions undertaken by the Company's Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company reversed the recorded tax reserves in the second quarter of 2009 and recorded a benefit to the continuing operations tax provision of $2.5 million and an adjustment to the gain on disposal of discontinued operations of $12.3 million.

On August 28, 2005, a railcar containing styrene located on the Company's Indiana & Ohio Railway ("IORY") property in Cincinnati, Ohio, began venting, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved with what the Company believes to be all potential individual claimants. In cooperation with the Company's insurer, the Company paid settlements to a substantial number of affected businesses, as well. All business interruption claims were resolved. Total payments exceeded the self insured retention, so the IORY's liability for civil matters was exhausted. The incident also triggered inquiries from the Federal Railroad Administration ("FRA") and other federal, state and local authorities charged with investigating such incidents. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by the IORY. Because of the chemical release, the U.S. Environmental Protection Agency ("U.S. EPA") investigated whether criminal negligence contributed to the incident, and whether charges should be pressed. A series of conferences with the Company's attorneys and the U.S. EPA attorneys took place through 2009 and into 2011, at which times legal theories and evidence were discussed in an effort to influence the U.S. EPA's charging decision. The IORY submitted a proffer addendum in May 2009 analyzing its compliance under the Clean Air Act. As of December 31, 2010, the Company had accrued $1.3 million for this incident.

The statute of limitations was extended by a tolling agreement as to the IORY only (the Company had been dropped from this violation) through February 27, 2011. The U.S. EPA attorneys decided not to press charges and allowed the statute of limitations to lapse resolving this matter.

Government grants

In August 2010, the Company's New England Central Railroad ("NECR") was awarded a federal government grant of $50 million through the State of Vermont to improve and upgrade the track on its property. As part of the agreement, the NECR has committed to contribute up to approximately $19 million of capital funds and materials to the project. The project is expected to be completed within the next two years from the grant date.

16. RELATED PARTY TRANSACTIONS

During 2008, the Company entered into five short-term operating lease agreements with Florida East Coast Railway LLC, ("FECR") an entity also owned by investment funds managed by affiliates of Fortress. During 2009, the Company entered into five additional lease agreements with the same entity. All but one of these agreements relate to the leasing of locomotives between the companies for ordinary business operations, which are based on current market rates for similar assets. During 2010, these locomotive lease agreements were combined into one master lease agreement. With respect to such agreements, during the years ended December 31, 2010, 2009 and 2008, on a net basis the Company paid FECR $2.0 million, $0.6 million and $0.1 million, respectively. At December 31, 2010 and 2009, the Company had no amounts payable to FECR under this agreement.

The remaining lease relates to the sub-leasing of office space by FECR to the Company. During the years ended December 31, 2010, 2009 and 2008, FECR billed the Company approximately $1.0 million, $1.0 million and $0.2 million, respectively, under the sub-lease agreement. As of December 31, 2010 and 2009, the Company had a payable of $0.1 million due to FECR under this agreement.

Effective January 1, 2010, the Company entered into a Shared Services Agreement with FECR and its affiliates which provides for services to be provided from time to time by certain of our senior executives and other employees and for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal. This agreement is generally consistent with arms-length arrangements with third parties providing similar services. The net amount of payments made by us under this agreement was approximately $0.8 million for the year ended December 31, 2010. As of December 31, 2010, the Company had a payable of $0.2 million due to FECR under this agreement.

In October 2009, certain of the Company's executives entered into consulting agreements with FECR. Under the terms of these agreements, the executives are to provide assistance to the FECR with strategic initiatives designed to grow FECR's revenue and enhance the value of the franchise. Consideration for the executive's performance is in the form of restricted stock units of FECR common stock that will vest 25% over four years. Since the consulting agreements are with a related-party, the Company is required to recognize compensation expense over the vesting period in labor and benefits expense with a corresponding credit in other income (loss) for management fee income. During the years ended December 31, 2010 and 2009, the Company recognized $0.5 million and $0.1 million, respectively, of compensation expense and $0.5 million and $0.1 million, respectively, of management fee income related to these consulting agreements.

In October 2009, certain of the Company's executives entered into consulting agreements with Florida East Coast Industries, Inc., ("FECI") an entity also owned by investment funds managed by affiliates of Fortress. Under the terms of these agreements, the executives are to provide assistance to the FECI with strategic initiatives designed to enhance the value of FECI's rail-related assets. Consideration for the executive's performance is in the form of restricted stock units of FECI common stock that will vest 50%, 25%, and 25% over the next three years. Since the consulting agreements are with a related-party, the Company is required to recognize compensation expense over the vesting period in labor and benefits expense with a corresponding credit in other income (loss) for management fee income. During the years ended December 31, 2010 and 2009, the Company recognized $1.3 million and $0.1 million, respectively, of compensation expense and $1.3 million and $0.1 million, respectively, of management fee income related to these consulting agreements.

The Company utilizes Brown & Associates to provide certain sales and use tax advisory and preparation services. The son of the Company's President and Chief Executive Officer is an independent contractor of Brown & Associates. During the years ended December 31, 2010 and 2009, Brown & Associates billed the Company approximately $0.3 million and $0.7 million for its services, respectively.

17. RESTRUCTURING COSTS

RailAmerica relocated its corporate headquarters to Jacksonville, Florida during the first quarter of 2008 and as a result, the Company incurred facility closing costs and relocation expenses for this move during 2008 of approximately $6.1 million, including approximately $3.2 million of termination benefits. All cash termination benefits were paid in 2008. As of December 31, 2010 and 2009, the Company had an accrual of $0.0 million and $0.02 million, respectively, relating to health benefits that extended into 2010 for certain terminated employees.

18. IMPAIRMENT OF ASSETS

During the first quarter of 2008 and in conjunction with the relocation of corporate headquarters to Jacksonville, Florida, the Company committed to a plan to dispose of the office building located in Boca Raton, Florida. As a result of the decline in the real estate market in South Florida, and after having received initial offers, the Company did not expect proceeds from this disposal to cover the carrying value of the assets and accordingly, recorded an impairment charge of $1.7 million during the year ended December 31, 2008. The building was sold in the third quarter of 2008 for $12.1 million, which approximated the carrying value subsequent to the impairment adjustment.

During the third quarter of 2008, the Company entered into a plan to dispose of surplus locomotives. Due to deterioration in the value of the assets as a result of the weak economic conditions, an impairment charge of $1.7 million was recorded during the year ended December 31, 2008. All of the equipment was sold as of December 31, 2008, with the sales proceeds approximating the remaining book value.

19. TRACK MAINTENANCE AGREEMENT

In the fourth quarter of 2010, the Company entered into a track maintenance agreement with an unrelated third-party customer ("Shipper"). Under the agreement, the Shipper paid for qualified railroad track maintenance expenditures during 2010 in exchange for the assignment of railroad track miles which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Internal Revenue Code. The Company entered into a similar agreement in the first quarter of 2009. During the years ended December 31, 2010 and 2009, the Shipper paid for $18.0 million and $17.1 million of maintenance expenditures and $4.3 million and $5.3 million of capital expenditures, respectively. The Company incurred $0.4 million of consulting fees related to the agreements in each of the years ended December 31, 2010 and December 31, 2009.

The track maintenance tax credit has been renewed by Congress through 2011. On February 25, 2011, the Company entered into a 2011 track maintenance agreement with the Shipper. The terms of the 2011 track maintenance agreement are substantially the same as the terms of the 2010 track maintenance agreement.

20. OTHER INCOME

In August 2010, the Company entered into a purchase agreement to acquire warrants and other securities of a railroad which was contingent upon that railroad's principal stockholder not consummating a refusal right to purchase the same securities. The principal stockholder exercised this right and thus based on the terms of the purchase agreement, the Company received a break-up fee of $2 million from the seller. This break-up fee is reflected, net of expenses incurred of $0.2 million, as part of Other income (loss) on the Company's consolidated statement of operations.

21. UNAUDITED QUARTERLY FINANCIAL DATA

All quarterly financial data has been restated to reflect the results of OVRR in continuing operations. The basic and diluted earnings per share for each quarter will not necessarily add-up to the amount reported for the entire fiscal year on the Consolidated Statements of Operations due to a significant change in the basic and diluted shares outstanding during the fourth quarter of 2009 as a result of the Company's initial public offering.

Quarterly financial data for 2010 is as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenue	$114,941	$119,457	$ 128,257	$127,636
Operating income	$ 19,201	$ 23,060	$ 28,491	$ 43,755
Income (loss) from continuing operations	$ (2,514)	$ (4,221)	$ 7,968	$ 17,884
Net income (loss)	$ (2,514)	$ (4,221)	$ 7,968	$ 17,884
Basic income (loss) from continuing operations per share	$ (0.05)	$ (0.08)	$ 0.15	$ 0.33
Diluted income (loss) from continuing operations per share	$ (0.05)	$ (0.08)	$ 0.15	$ 0.33

The second quarter of 2010 includes a loss on extinguishment of debt of $8.4 million related to the 10% paydown of the senior secured notes (See Note 9). The fourth quarter of 2010 operating income includes $17.6 million related to the track maintenance agreement the Company entered into as a result of Congress extending tax credits pursuant to Section 45G of the Internal Revenue Service Code (See Note 19).

Quarterly financial data for 2009 is as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenue	$103,218	$103,265	$ 110,137	$109,154
Operating income	$ 21,795	$ 23,514	$ 25,608	$ 43,288
Income (loss) from continuing operations	$ 809	$ 5,467	$ 3,503	$ (6,868)
Net income (loss)	$ 993	$ 18,234	$ 3,483	$ (6,868)
Basic income (loss) from continuing operations per share	$ 0.02	$ 0.13	$ 0.08	$ (0.13)
Diluted income (loss) from continuing operations per share	$ 0.02	$ 0.13	$ 0.08	$ (0.13)

The second quarter of 2009 includes a loss on extinguishment of debt of $2.6 million related to the repayment of the former bridge credit facility (See Note 9). The fourth quarter of 2009 included a charge of $6.3 million related to the initial public offering (See Note 4) and a loss on extinguishment of debt of $6.9 million related to the 10% paydown of the senior secured notes (See Note 9).

22. SEGMENT INFORMATION

The Company's continuing operations consists of one business segment, North American rail transportation. The North American rail transportation segment includes the operations of the Company's railroad subsidiaries in the United States and Canada, as well as corporate expenses.

Business and geographical segment information for the periods ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

		North America	
Year Ended December 31, 2010:	**Consolidated**	**United States**	**Canada**
Revenue	$ 490,291	$ 427,017	$ 63,274
Depreciation and amortization	45,091	41,867	3,224
Income from continuing operations before income taxes	25,973	14,019	11,954
Interest expense	83,775	79,246	4,529
Total assets	1,603,653	1,396,922	206,731
Capital expenditures, net	57,826	51,845	5,981

		North America	
Year Ended December 31, 2009:	**Consolidated**	**United States**	**Canada**
Revenue	$ 425,774	$ 370,265	$ 55,509
Depreciation and amortization	42,105	39,088	3,017
Income (loss) from continuing operations before income taxes	19,210	(16,730)	35,940
Interest expense	86,878	82,767	4,111
Total assets	1,598,629	1,402,794	195,835
Capital expenditures	47,789	42,815	4,974

		North America	
Year Ended December 31, 2008:	**Consolidated**	**United States**	**Canada**
Revenue	$ 508,466	$ 439,878	$ 68,588
Depreciation and amortization	39,578	37,016	2,562
Income from continuing operations before income taxes	15,362	9,403	5,959
Interest expense	61,678	58,693	2,985
Total assets	1,470,447	1,256,731	213,716
Capital expenditures	61,282	53,133	8,149

23. GUARANTOR FINANCIAL STATEMENT INFORMATION

In June 2009, the Company sold in a private offering $740.0 million aggregate principal amount of 9.25% senior secured notes which mature on July 1, 2017. In October 2009, the Company filed with the SEC a Form S-4 registration statement to exchange the privately placed notes with registered notes. The terms of the registered notes are substantially identical to those of the privately placed notes. The notes are jointly and severally guaranteed on a senior secured basis by all of the Company's existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by the Company. All amounts in the following tables are in thousands.

RailAmerica, Inc.

Consolidating Balance Sheet
December 31, 2010

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ —	$ 137,335	$ 15,633	$ —	$ 152,968
Accounts and notes receivable, net of allowance	116	65,920	8,632	—	74,668
Current deferred tax assets	12,769	—	—	—	12,769
Other current assets	205	13,976	1,019	—	15,200
Total current assets	13,090	217,231	25,284	—	255,605
Property, plant and equipment, net	485	898,155	82,982	—	981,622
Intangible Assets	—	103,935	36,611	—	140,546
Goodwill	—	204,679	7,816	—	212,495
Other assets	12,401	984	—	—	13,385
Investment in and advances to affiliates	1,265,556	1,119,507	33,534	(2,418,597)	—
Total assets	$ 1,291,532	$ 2,544,491	$ 186,227	$ (2,418,597)	$ 1,603,653
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 403	$ —	$ —	$ 403
Accounts payable	7,311	54,150	4,797	—	66,258
Accrued expenses	3,939	29,362	3,612	—	36,913
Total current liabilities	11,250	83,915	8,409	—	103,574
Long-term debt, less current maturities	—	2,147	—	—	2,147
Senior secured notes	571,161	—	—	—	571,161
Deferred income taxes	(1,087)	182,747	21,325	—	202,985
Other liabilities	5,459	13,113	465	—	19,037
Stockholders' equity:					
Common stock	549	1,493	—	(1,493)	549
Additional paid-in capital	636,757	2,218,338	130,816	(2,349,154)	636,757
Retained earnings	65,503	42,633	9,653	(52,286)	65,503
Accumulated other comprehensive income	1,940	105	15,559	(15,664)	1,940
Total stockholders' equity	704,749	2,262,569	156,028	(2,418,597)	704,749
Total liabilities and stockholders' equity	$ 1,291,532	$ 2,544,491	$ 186,227	$ (2,418,597)	$ 1,603,653

RailAmerica, Inc.

Consolidating Statement of Operations
For the year ended December 31, 2010

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$ 203	$ 426,814	$ 63,274	$ —	$ 490,291
Operating expenses:					
Labor and benefits	21,838	116,560	15,595	—	153,993
Equipment rents	127	32,012	1,980	—	34,119
Purchased services	6,414	28,716	2,841	—	37,971
Diesel fuel	—	36,067	7,249	—	43,316
Casualties and insurance	1,003	14,499	2,072	—	17,574
Materials	169	17,662	1,776	—	19,607
Joint facilities	—	8,643	24	—	8,667
Other expenses	3,096	28,471	3,659	—	35,226
Track maintenance expense reimbursement	(17,589)	—	—	—	(17,589)
Net gain on sale of assets	—	(2,142)	(49)	—	(2,191)
Depreciation and amortization	54	41,813	3,224	—	45,091
Total operating expenses	15,112	322,301	38,371	—	375,784
Operating (loss) income	(14,909)	104,513	24,903	—	114,507
Interest expense	(17,117)	(62,129)	(4,529)	—	(83,775)
Equity in earnings of subsidiaries	54,203	—	—	(54,203)	—
Other income (loss)	2,126	1,537	(8,422)	—	(4,759)
Income from continuing operations before income taxes	24,303	43,921	11,952	(54,203)	25,973
Provision for income taxes	5,186	(1,726)	3,396	—	6,856
Income from continuing operations	19,117	45,647	8,556	(54,203)	19,117
Net income	$ 19,117	$ 45,647	$ 8,556	$ (54,203)	$ 19,117

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the year ended December 31, 2010

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 19,117	$ 45,647	$ 8,556	$ (54,203)	$ 19,117
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization, including amortization costs classified in interest expense	4,419	42,206	3,222	—	49,847
Equity in earnings of subsidiaries	(54,203)	—	—	54,203	—
Amortization of swap termination costs	20,891	—	—	—	20,891
Net gain on sale or disposal of properties	—	(2,142)	(49)	—	(2,191)
Loss on extinguishment of debt	8,357	—	—	—	8,357
Equity compensation costs	7,534	—	—	—	7,534
Deferred income taxes and other	1,649	2,308	(1,192)	—	2,765
Changes in operating assets and liabilities, net of acquisitions and dispositions:					
Accounts receivable	(56)	(1,201)	(1,178)	—	(2,435)
Other current assets	(19)	6,258	1,273	—	7,512
Accounts payable	5,105	1,846	623	—	7,574
Accrued expenses	481	2,940	(2,153)	—	1,268
Other assets and liabilities	(1,301)	(219)	(1,550)	—	(3,070)
Net cash provided by operating activities	11,974	97,643	7,552	—	117,169
Cash flows from investing activities:					
Purchase of property, plant and equipment, net of NECR government grant reimbursement	(442)	(51,403)	(5,981)	—	(57,826)
Proceeds from sale of assets	—	3,948	160	—	4,108
Acquisitions, net of cash acquired	—	(23,926)	—	—	(23,926)
Net cash used in investing activities	(442)	(71,381)	(5,821)	—	(77,644)
Cash flows from financing activities:					
Principal payments on long-term debt	—	(622)	—	—	(622)
Repurchase of senior secured notes	(76,220)	—	—	—	(76,220)
(Disbursements)/receipts on intercompany debt	(57,152)	56,996	156	—	—
Sale of common stock	(106)	—	—	—	(106)
Deferred financing costs paid	(95)	(129)	—	—	(224)
Net cash (used in) provided by financing activities	(133,573)	56,245	156	—	(77,172)
Effect of exchange rates on cash	—	—	397	—	397
Net (decrease) increase in cash	(122,041)	82,507	2,284	—	(37,250)
Cash, beginning of period	122,041	54,828	13,349	—	190,218
Cash, end of period	$ —	$ 137,335	$ 15,633	$ —	$ 152,968

RailAmerica, Inc.

Consolidating Balance Sheet
December 31, 2009

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 122,041	$ 54,828	$ 13,349	$ —	$ 190,218
Accounts and notes receivable, net of allowance	60	59,575	6,984	—	66,619
Current deferred tax assets	12,697	—	—	—	12,697
Other current assets	184	19,560	2,214	—	21,958
Total current assets	134,982	133,963	22,547	—	291,492
Property, plant and equipment, net	97	876,380	76,050	—	952,527
Intangible Assets	—	101,913	34,741	—	136,654
Goodwill	—	193,353	7,416	—	200,769
Other assets	16,051	1,153	(17)	—	17,187
Investment in and advances to affiliates	1,155,110	1,190,835	32,136	(2,378,081)	—
Total assets	$ 1,306,240	$ 2,497,597	$ 172,873	$ (2,378,081)	$ 1,598,629
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 669	$ —	$ —	$ 669
Accounts payable	5,388	48,658	(98)	—	53,948
Accrued expenses	3,448	25,837	5,390	—	34,675
Total current liabilities	8,836	75,164	5,292	—	89,292
Long-term debt, less current maturities	—	3,013	—	—	3,013
Senior secured notes	640,096	—	—	—	640,096
Deferred income taxes	(8,807)	168,530	25,279	—	185,002
Other liabilities	6,784	12,922	2,189	—	21,895
Stockholders' equity:					
Common stock	544	1,493	—	(1,493)	544
Additional paid-in capital	630,653	2,214,974	127,311	(2,342,285)	630,653
Retained earnings	46,386	21,262	3,202	(24,464)	46,386
Accumulated other comprehensive (loss) income	(18,252)	239	9,600	(9,839)	(18,252)
Total stockholders' equity	659,331	2,237,968	140,113	(2,378,081)	659,331
Total liabilities and stockholders' equity	$ 1,306,240	$ 2,497,597	$ 172,873	$ (2,378,081)	$ 1,598,629

RailAmerica, Inc.

Consolidating Statement of Operations
For the year ended December 31, 2009

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$ 172	$ 370,093	$ 55,509	$ —	$ 425,774
Operating expenses:					
Labor and benefits	24,222	104,586	14,796	—	143,604
Equipment rents	51	33,832	2,095	—	35,978
Purchased services	5,644	23,599	1,671	—	30,914
Diesel fuel	—	27,934	5,356	—	33,290
Casualties and insurance	606	13,067	3,122	—	16,795
Materials	82	9,749	1,568	—	11,399
Joint facilities	—	6,916	26	—	6,942
Other expenses	1,990	25,938	5,109	—	33,037
Track maintenance expense reimbursement	(16,656)	—	—	—	(16,656)
Net loss (gain) on sale of assets	—	936	(26,775)	—	(25,839)
Depreciation and amortization	209	38,879	3,017	—	42,105
Total operating expenses	16,148	285,436	9,985	—	311,569
Operating (loss) income	(15,976)	84,657	45,524	—	114,205
Interest expense	(41,169)	(41,598)	(4,111)	—	(86,878)
Equity in earnings of subsidiaries	53,366	—	—	(53,366)	—
Other income (loss)	3,023	(5,666)	(5,474)	—	(8,117)
Income from continuing operations before income taxes	(756)	37,393	35,939	(53,366)	19,210
Provision for (benefit from) income taxes	(5,482)	13,861	7,920	—	16,299
Income from continuing operations	4,726	23,532	28,019	(53,366)	2,911
Discontinued operations:					
Gain on disposal of discontinued business (net of income taxes)	11,116	1,651	164	—	12,931
Net income	$ 15,842	$ 25,183	$ 28,183	$ (53,366)	$ 15,842

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the year ended December 31, 2009

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 15,842	$ 25,183	$ 28,183	$ (53,366)	$ 15,842
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization, including amortization costs classified in interest expense	3,276	45,360	3,704	—	52,340
Equity in earnings of subsidiaries	(53,366)	—	—	53,366	—
Amortization of swap termination costs	16,616	—	—	—	16,616
Net loss (gain) on sale or disposal of properties	1,201	(949)	(27,018)	—	(26,766)
Foreign exchange gain on debt	—	—	(1,160)	—	(1,160)
Swap termination costs	(55,750)	—	—	—	(55,750)
Loss on extinguishment of debt	7,415	1,875	209	—	9,499
Equity compensation costs	10,712	—	—	—	10,712
Deferred income taxes and other	(1,780)	14,891	7,946	—	21,057
Changes in operating assets and liabilities, net of acquisitions and dispositions:					
Accounts receivable	29	9,117	1,727	—	10,873
Other current assets	47	(2,652)	(488)	—	(3,093)
Accounts payable	3,361	511	(7,054)	—	(3,182)
Accrued expenses	(4,548)	(11,580)	(549)	—	(16,677)
Other assets and liabilities	(22,865)	2,320	(226)	—	(20,771)
Net cash (used in) provided by operating activities	(79,810)	84,076	5,274	—	9,540
Cash flows from investing activities:					
Purchase of property, plant and equipment	(44)	(42,771)	(4,974)	—	(47,789)
Proceeds from sale of assets	—	21,381	68,959	—	90,340
Deferred acquisition/disposition costs and other	(355)	—	—	—	(355)
Net cash (used in) provided by investing activities	(399)	(21,390)	63,985	—	42,196
Cash flows from financing activities:					
Proceeds from issuance of senior secured notes	709,830	—	—	—	709,830
Principal payments on long-term debt	(112,000)	(475,898)	(38,000)	—	(625,898)
Repurchase of senior secured notes	(76,220)	—	—	—	(76,220)
(Disbursements)/receipts on intercompany debt	(427,167)	454,443	(27,276)	—	—
Sale of common stock	143,123	—	—	—	143,123
Dividends paid to common stockholders	(19,485)	—	—	—	(19,485)
Deferred financing costs paid	(19,035)	(1,140)	—	—	(20,175)
Net cash provided by (used in) financing activities	199,046	(22,595)	(65,276)	—	111,175
Effect of exchange rates on cash	—	—	356	—	356
Net increase in cash	118,837	40,091	4,339	—	163,267
Cash, beginning of period	3,204	14,737	9,010	—	26,951
Cash, end of period	$ 122,041	$ 54,828	$ 13,349	$ —	$ 190,218

RailAmerica, Inc.

Consolidating Statement of Operations
For the year ended December 31, 2008

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$ 214	$ 439,664	$ 68,588	$ —	$ 508,466
Operating expenses:					
Labor and benefits	17,585	111,741	19,463	—	148,789
Equipment rents	30	42,741	2,249	—	45,020
Purchased services	9,167	26,723	2,902	—	38,792
Diesel fuel	—	60,354	9,620	—	69,974
Casualties and insurance	512	19,469	2,060	—	22,041
Materials	82	9,207	1,374	—	10,663
Joint facilities	—	12,554	19	—	12,573
Other expenses	2,331	26,030	4,904	—	33,265
Track maintenance expense reimbursement	—	—	—	—	—
Net (gain) loss on sale of assets	—	(1,829)	132	—	(1,697)
Impairment of assets	—	3,420	—	—	3,420
Depreciation and amortization	209	36,807	2,562	—	39,578
Total operating expenses	29,916	347,217	45,285	—	422,418
Operating (loss) income	(29,702)	92,447	23,303	—	86,048
Interest expense	(19,464)	(39,229)	(2,985)	—	(61,678)
Equity in earnings of subsidiaries	44,612	—	—	(44,612)	—
Other income (loss)	19,078	(13,546)	(14,540)	—	(9,008)
Income from continuing operations before income taxes	14,524	39,672	5,778	(44,612)	15,362
Provision for (benefit from) income taxes	(2,003)	1,106	2,496	—	1,599
Income from continuing operations	16,527	38,566	3,282	(44,612)	13,763
Discontinued operations:					
Gain on disposal of discontinued business (net of income taxes)	—	1,548	1,216	—	2,764
Net income	$ 16,527	$ 40,114	$ 4,498	$ (44,612)	$ 16,527

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the year ended December 31, 2008

	Company (Parent)	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 16,527	$ 40,114	$ 4,498	$ (44,612)	$ 16,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization, including amortization costs classified in interest expense	1,904	43,690	3,524	—	49,118
Equity in earnings of subsidiaries	(44,612)	—	—	44,612	—
Net gain on sale or disposal of properties	—	(522)	(1,216)	—	(1,738)
Foreign exchange loss on debt	—	—	8,260	—	8,260
Equity compensation costs	3,042	—	—	—	3,042
Deferred income taxes and other	(3,166)	1,695	(1,690)	—	(3,161)
Changes in operating assets and liabilities, net of acquisitions and dispositions:					
Accounts receivable	(144)	10,681	1,720	—	12,257
Other current assets	2,048	(8,173)	264	—	(5,861)
Accounts payable	2,151	(5,903)	(1,264)	—	(5,016)
Accrued expenses	3,714	3,227	255	—	7,196
Other assets and liabilities	98	2,320	530	—	2,948
Net cash (used in) provided by operating activities	(18,438)	87,129	14,881	—	83,572
Cash flows from investing activities:					
Purchase of property, plant and equipment	—	(53,021)	(8,261)	—	(61,282)
Proceeds from sale of assets	—	16,016	1,351	—	17,367
Deferred acquisition/disposition costs and other	(1,736)	—	—	—	(1,736)
Net cash used in investing activities	(1,736)	(37,005)	(6,910)	—	(45,651)
Cash flows from financing activities:					
Principal payments on long-term debt	—	(7,359)	—	—	(7,359)
(Disbursements)/receipts on intercompany debt	18,216	(16,208)	(2,008)	—	—
Sale of common stock	635	—	—	—	635
Financing costs	(3,552)	(13,084)	(1,439)	—	(18,075)
Net cash provided by (used in) financing activities	15,299	(36,651)	(3,447)	—	(24,799)
Effect of exchange rates on cash	—	—	(1,558)	—	(1,558)
Net (decrease) increase in cash	(4,875)	13,473	2,966	—	11,564
Cash, beginning of period	8,079	1,264	6,044	—	15,387
Cash, end of period	$ 3,204	$ 14,737	$ 9,010	$ —	$ 26,951

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, John E. Giles, certify that:

1. I have reviewed this annual report on Form 10-K of RailAmerica, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2011

/s/ John E. Giles
John E. Giles
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, B. Clyde Preslar, certify that:

1. I have reviewed this annual report on Form 10-K of RailAmerica, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2011

/s/ B. Clyde Preslar
B. Clyde Preslar
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of RailAmerica, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John E. Giles, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John E. Giles
John E. Giles
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 4, 2011

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of RailAmerica, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, B. Clyde Preslar, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ B. Clyde Preslar
B. Clyde Preslar
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: March 4, 2011

Corporate Officers

John Giles
President & Chief Executive Officer

Georgi Kirov
Senior Vice President &
Chief Investment Officer

Paul Lundberg
Senior Vice President &
Chief Operations Officer

David Novak
Senior Vice President &
Chief Administrative Officer

Charles Patterson
Senior Vice President &
Chief Commercial Officer

Clyde Preslar
Senior Vice President &
Chief Financial Officer

Scott Williams
Senior Vice President &
General Counsel

Bob Jones
Regional Vice President, West

Brad Ovitt
Regional Vice President, Northeast

Ryan Ratledge
Regional Vice President, Midwest

Ray Stephens
Regional Vice President, Central

Harold Tynes
President, Atlas Railroad Construction

Dave Arganbright
Vice President, Government Affairs

Ira Berger
Vice President & Treasurer

Pedro Carrera
Vice President, Information Technology

Kenneth Charron
Vice President, Commercial Counsel

Preston Claytor
Vice President, Safety & Operating Practices

Sandy Franger
Vice President, Contracts & Joint Facilities

Leean Greenwald
Vice President, Litigation

Donna Jewell
Vice President, Service Operations

Gabe Lazzaro
Vice President, Human Resources

Gary Lewis
Vice President, Industrial Development

M. Scott Linn
Vice President, Engineering & Mechanical

Sachi Mishra
Vice President, Operations Finance

Michael Oakley
Vice President, Planning

Alan Pettigrew
Vice President, Purchasing

Randy Pianin
Vice President & Corporate Controller

Kevin Polansky
Vice President, Tax

Josh Putterman
Vice President, Strategic Relations

James Shefelbine
Vice President, Marketing

Peter Touesnard
Vice President, Sales

Board of Directors



Wesley R. Edens, Chairman of the Board
Former Chief Executive Officer,
Fortress Investment Group LLC
Co-Chairman, Fortress Investment Group LLC

Joseph P. Adams Jr., Deputy Chairman
Managing Director, Private Equity Group,
Fortress Investment Group LLC

John Giles
President & Chief Executive Officer,
RailAmerica, Inc.

Paul R. Goodwin
Retired; former Vice Chairman and
Chief Financial Officer of CSX Corp.

Vincent T. Montgomery
President, Toltz, King, Duvall, Anderson
and Associates, Inc. (TKDA)

Ray M. Robinson
Retired; former President,
Southern Region of AT&T Corp.

Robert Schmiege
Retired; former Chairman, President
and Chief Executive Officer of the
Chicago & North Western Railway Co.

Shareholder and Investor Information

Corporate Headquarters
7411 Fullerton Street, Suite 300
Jacksonville, FL 32256
(904) 538-6100
www.railamerica.com

Transfer Agent and Registrar
American Stock Transfer & Trust Co. LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com

Investor Inquiries
ir@railamerica.com
(800) 342-1131

To receive copies of reports filed with the Securities and Exchange Commission, quarterly and annual reports, recent press releases and additional information about RailAmerica, Inc., visit our website at www.railamerica.com.

Stock Listing
RailAmerica's common stock is listed on the New York Stock Exchange (ticker symbol: RA).

Annual Meeting of Shareholders
Thursday, May 19, 2011
10 a.m. EDT
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, FL 32256

Independent Auditors
Ernst and Young LLP
Jacksonville, FL


RailAmerica

RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, FL 32256
(904) 538-6100
www.railamerica.com